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04010335

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kasikornbank Public Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4922 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/5/04

82-4922

04 MAR -4 AM 7:21

AR/S
12-31-03

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

Financial Statements

For Each of the Years Ended December 31, 2003 and 2002

and

Audit Report of Certified Public Accountant

AUDIT REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of KASIKORNBANK PUBLIC COMPANY LIMITED
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED):

I have audited the accompanying consolidated balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at December 31, 2003 and 2002, and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years then ended. I have also audited the balance sheets of KASIKORNBANK PUBLIC COMPANY LIMITED as at December 31, 2003 and 2002, and the statements of income, changes in shareholders' equity and cash flows for each of the years then ended. The management of the KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of the information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of KASIKORNBANK PUBLIC COMPANY LIMITED and subsidiaries as at December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the years then ended, and the separate financial position and the results of operations and cash flows of KASIKORNBANK PUBLIC COMPANY LIMITED for the same period, in conformity with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to Note 35 to the financial statements. In the year 2003, the asset management subsidiaries changed their accounting procedure in relation to the transfer of financial assets in accordance with the Bank of Thailand's notification, dated December 3, 2002, "Re : Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 onwards. Accordingly, the Bank has disclosed the effect to the financial statements in the note referred to above.

Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
February 13, 2004

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
ASSETS				
Cash	18,699,183,946	9,764,205,922	18,699,095,513	9,764,122,408
Interbank and money market items (Note 5)				
Domestic items				
Interest bearing	419,048,121	3,457,672,905	131,540,875	3,385,334,110
Non-interest bearing	2,844,647,738	4,489,524,682	2,854,343,708	4,494,663,469
Foreign items				
Interest bearing	101,492,418,240	86,532,213,914	101,492,418,240	86,532,213,914
Non-interest bearing	165,862,338	360,919,334	165,862,338	360,919,334
Total Interbank and Money Market Items - net	104,921,976,437	94,840,330,835	104,644,165,161	94,773,130,827
Securities purchased under resale agreements (Note 6)	31,710,000,000	18,400,000,000	31,710,000,000	18,400,000,000
Investments (Notes 3.4, 7, 29 and 35)				
Current investments - net	65,490,620,866	72,699,392,490	65,006,385,567	72,310,121,354
Long-term investments - net	69,240,414,800	90,884,228,616	65,939,348,013	79,212,635,427
Investments in subsidiaries and associated companies - net	523,151,117	1,280,376,526	9,818,950,721	7,245,945,739
Total Investments - net	135,254,186,783	164,863,997,632	140,764,684,301	158,768,702,520
Loans and accrued interest receivables (Note 8)				
Loans (Notes 3.5, 3.7, 9 and 35)	547,917,919,934	506,202,917,373	530,089,906,029	496,525,046,751
Accrued interest receivables	2,970,945,258	3,410,052,280	1,485,101,972	1,934,392,812
Total Loans and Accrued Interest Receivables	550,888,865,192	509,612,969,653	531,575,008,001	498,459,439,563
Less Allowance for doubtful accounts (Notes 3.6 and 10)	(59,268,090,726)	(76,949,724,803)	(42,995,675,552)	(54,919,951,503)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 11)	(6,665,399,431)	(2,755,014,099)	(4,721,214,714)	(2,647,233,500)
Less Normalized provisioning (Notes 3.8 and 12)	(1,600,000,000)	(800,000,000)	(1,600,000,000)	(800,000,000)
Total Loans and Accrued Interest Receivables - net	483,355,375,035	429,108,230,751	482,258,117,735	440,092,254,560
Properties foreclosed - net (Notes 3.9 and 13)	14,516,837,350	15,086,828,304	10,860,375,379	11,068,607,580
Customers' liability under acceptances	676,184,148	597,096,484	676,184,148	597,096,484
Premises and equipment - net (Notes 3.10 and 15)	22,257,887,644	22,394,500,475	21,697,577,198	21,801,037,448
Deferred tax assets (Notes 3.11 and 16)	43,053,850	14,338,255	-	-
Accrued income receivables	1,671,418,278	1,949,493,103	1,597,517,159	1,883,698,624
Forward exchange contract revaluation	3,713,330,067	745,642,925	3,713,330,067	745,642,925
Other assets - net (Note 3.16)	4,511,107,107	3,017,408,434	4,254,568,688	2,807,958,299
Total Assets	821,330,540,645	760,782,073,120	820,875,615,349	760,702,251,675

Pol.Gen. Pow Sarasin

Vice Chairman

Banthoon Lamsam

President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits (Note 17)				
Deposits in baht	682,385,560,027	649,141,061,291	682,661,690,672	649,748,041,873
Deposits in foreign currencies	2,560,416,551	2,252,107,009	2,560,416,551	2,252,107,009
Total Deposits	684,945,976,578	651,393,168,300	685,222,107,223	652,000,148,882
Interbank and money market items (Note 18)				
Domestic items				
Interest bearing	1,890,287,247	3,461,073,197	1,685,287,247	3,461,073,197
Non-interest bearing	4,221,597,522	1,788,470,188	4,221,597,522	1,788,470,188
Foreign items				
Interest bearing	486,057,709	258,049,517	486,057,709	258,049,517
Non-interest bearing	502,928,879	185,799,516	502,928,880	185,799,516
Total Interbank and Money Market Items	7,100,871,357	5,693,392,418	6,895,871,358	5,693,392,418
Liability payable on demand	7,041,817,603	3,422,940,129	7,041,817,602	3,422,940,129
Borrowings				
Long-term borrowings (Notes 19, 20 and 21)	59,841,317,549	48,555,994,110	59,841,317,549	48,555,994,110
Total Borrowings	59,841,317,549	48,555,994,110	59,841,317,549	48,555,994,110
Bank's liability under acceptances	676,184,148	597,096,484	676,184,148	597,096,484
Deferred tax liabilities (Notes 3.11 and 16)	3,346,832,442	4,062,196,493	3,346,832,442	4,062,196,493
Forward exchange contract revaluation	719,697,679	1,625,905,192	719,697,679	1,625,905,192
Accrued interest payables	2,564,045,074	3,030,042,472	2,563,807,047	3,030,042,472
Other liabilities	6,281,045,539	6,955,923,241	6,110,424,710	6,639,519,926
Total Liabilities	772,517,787,969	725,336,658,839	772,418,059,758	725,627,236,106

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

AS OF DECEMBER 31, 2003 AND 2002

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Shareholders' equity				
Share capital (Notes 20 and 22)				
Authorized share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450	5,473,450	5,473,450	5,473,450
2,689,547,345 ordinary shares, Baht 10 par value	26,895,473,450	26,895,473,450	26,895,473,450	26,895,473,450
Issued and paid-up share capital				
547,345 class A preferred shares, Baht 10 par value	5,473,450	5,473,450	5,473,450	5,473,450
2,353,518,072 ordinary shares, Baht 10 par value in 2003 and	23,535,180,720		23,535,180,720	
2,352,547,372 ordinary shares, Baht 10 par value in 2002		23,525,473,720		23,525,473,720
Premium on share capital				
Premium on preferred shares (Note 21)	27,367,250	27,367,250	27,367,250	27,367,250
Premium on ordinary shares	49,497,553,190	49,478,139,190	49,497,553,190	49,478,139,190
Premium on expired warrants (Note 20)	5,520,432,199	5,520,432,199	5,520,432,199	5,520,432,199
Appraisal surplus on asset revaluation (Notes 3.10 and 15)	6,231,844,414	6,367,116,973	6,231,844,414	6,367,116,973
Revaluation surplus on investments (Notes 3.4 and 7)	1,312,639,266	2,773,163,462	1,312,639,266	2,773,163,462
Retained earnings (deficit)				
Appropriated				
Legal reserve (Note 24)	800,000,000	800,000,000	800,000,000	800,000,000
Other reserves (Note 25)	26,675,300,000	26,675,300,000	26,675,300,000	26,675,300,000
Unappropriated (deficit)	(65,148,234,898)	(80,097,450,675)	(65,148,234,898)	(80,097,450,675)
	48,457,555,591	35,075,015,569	48,457,555,591	35,075,015,569
Minority interests	355,197,085	370,398,712	-	-
Total Shareholders' Equity	48,812,752,676	35,445,414,281	48,457,555,591	35,075,015,569
Total Liabilities and Shareholders' Equity	821,330,540,645	760,782,073,120	820,875,615,349	760,702,251,675
Off-balance sheet items - contingencies (Note 30)				
Aval to bills and guarantees of loans	5,536,811,552	6,591,460,563	5,536,811,552	6,591,460,563
Liability under unmatured import bills	3,187,732,093	2,632,020,016	3,187,732,093	2,632,020,016
Letters of credit	9,995,789,834	8,875,631,993	9,995,789,834	8,875,631,993
Other contingencies	431,328,285,406	380,115,619,710	431,274,387,968	380,115,619,710

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Interest and dividend income (Notes 3.2, 3.4 and 35)				
Loans	26,121,173,077	25,900,395,644	24,383,366,146	25,006,666,327
Interbank and money market items	2,250,097,811	3,577,886,091	2,247,867,481	3,575,109,741
Investments	4,414,400,286	6,430,280,792	4,404,510,774	4,756,086,614
Total Interest and Dividend Income	32,785,671,174	35,908,562,527	31,035,744,401	33,337,862,682
Interest expense (Note 3.3)				
Deposits	7,746,913,447	11,812,429,201	7,746,913,447	11,812,429,201
Interbank and money market items	232,891,476	310,711,952	212,173,252	310,711,952
Long-term borrowings	5,232,031,456	5,163,071,118	5,232,031,456	5,163,071,118
Total Interest Expense	13,211,836,379	17,286,212,271	13,191,118,155	17,286,212,271
Net income from interest and dividend	19,573,834,795	18,622,350,256	17,844,626,246	16,051,650,411
Reversal on Bad debt and doubtful accounts (Notes 3.6 26 and 35)	(12,826,315,337)	(3,303,664,035)	(10,607,913,648)	(3,548,870,068)
Loss on debt restructuring (Notes 3.7 and 27)	13,460,603,293	4,226,605,282	11,195,062,389	3,548,870,068
Normalized provisions (Notes 3.8 and 12)	800,000,000	800,000,000	800,000,000	800,000,000
Net income from interest and dividend after bad debt and doubtful accounts and loss on debt restructuring and normalized provisions	18,139,546,839	16,899,409,009	16,457,477,505	15,251,650,411
Non-interest income				
Gain (loss) on investments (Notes 3.4 and 7)	1,450,823,973	(34,605,862)	1,980,972,380	1,180,225,469
Share of profit (loss) from investments on equity method (Notes 3.4 and 35)	211,463,325	56,809,167	3,438,493,385	(668,149,717)
Fees and service income				
Acceptances, aval and guarantees	597,986,827	567,948,151	597,986,827	567,948,151
Others	6,090,797,905	5,829,175,204	5,577,810,206	5,370,034,588
Gain on exchanges (Note 3.12)	1,822,435,939	984,688,580	1,822,435,939	984,688,580
Gain on transfer of financial assets (Notes 3.4 and 35)	2,578,129,356	-	-	-
Other income	941,062,718	591,332,705	768,906,582	554,077,018
Total Non-interest Income	13,692,700,043	7,995,347,945	14,186,605,319	7,988,824,089
Non-interest expenses				
Personnel expenses	5,246,423,216	5,300,393,569	5,041,290,289	5,120,935,133
Premises and equipment expenses (Notes 3.10 and 15)	3,269,866,629	3,425,042,840	3,174,955,779	3,350,715,149
Taxes and duties	1,232,843,002	1,600,399,055	1,197,467,883	1,557,938,966
Fees and service expenses	2,661,892,627	2,221,374,072	2,062,322,288	1,432,312,226
Directors' remuneration	55,128,435	48,764,300	47,545,935	42,341,800
Loss on impairment of properties foreclosed (Note 3.9)	429,498,050	758,866,768	429,498,050	557,872,623
Contributions to Financial Institutions Development Fund	2,693,797,430	2,732,417,103	2,693,797,430	2,732,417,103
Other expenses	1,363,554,550	2,175,038,936	1,241,235,906	1,876,307,413
Total Non-interest Expenses	16,953,003,939	18,262,296,643	15,888,113,560	16,670,840,413
Income before income tax	14,879,242,943	6,632,460,311	14,755,969,264	6,569,634,087
Income tax expense (Notes 3.11 and 28)	33,164,632	(75,019,067)	(57,973,954)	(114,749,799)
Net income before minority interests	14,846,078,311	6,707,479,378	14,813,943,218	6,684,383,886
Minority interests in net income	(32,135,093)	(23,095,492)	-	-
Net income (Note 35)	14,813,943,218	6,684,383,886	14,813,943,218	6,684,383,886
Basic earnings per share (Note 3.17)	6.30	2.84	6.30	2.84
Number of the weighted average number of ordinary shares (shares)	2,353,010,117	2,352,547,372	2,353,010,117	2,352,547,372

Pol.Gen. Pow Sarasin
Vice Chairman

Banthoon Lamsum
President

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR EACH OF THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Baht							
	Consolidated							
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (Deficit) on Investments	Deficit	Minority Interests	Total
Beginning balance as of December 31, 2001	23,530,947,170	49,505,506,440	5,520,432,199	6,515,961,788	1,524,876,723	(59,526,181,185)	368,688,967	27,440,232,102
Appraisal surplus on asset revaluation	-	-	-	(148,844,815)	-	219,646,624	-	70,801,809
Revaluation surplus on investments	-	-	-	-	1,248,286,739	-	-	1,248,286,739
Net gain (loss) not recognized in the statement of income	-	-	-	(148,844,815)	1,248,286,739	219,646,624	-	1,319,088,548
Net income	-	-	-	-	-	6,684,383,886	-	6,684,383,886
Minority interests	-	-	-	-	-	-	1,709,745	1,709,745
Ending balance as of December 31, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,367,116,973	2,773,163,462	(52,622,150,675)	370,398,712	35,445,414,281
Issued and paid-up share capital	9,707,000	-	-	-	-	-	-	9,707,000
Premium on share capital	-	19,414,000	-	-	-	-	-	19,414,000
Appraisal surplus on asset revaluation	-	-	-	(135,272,559)	-	135,272,559	-	-
Revaluation deficit on investments	-	-	-	-	(1,460,524,196)	-	-	(1,460,524,196)
Net gain (loss) not recognised in the statement of income	9,707,000	19,414,000	-	(135,272,559)	(1,460,524,196)	135,272,559	-	(1,431,403,196)
Net income	-	-	-	-	-	14,813,943,218	-	14,813,943,218
Minority interests	-	-	-	-	-	-	(15,201,627)	(15,201,627)
Ending balance as of December 31, 2003	23,540,654,170	49,524,920,440	5,520,432,199	6,231,844,414	1,312,639,266	(37,672,934,898)	355,197,085	48,812,752,676

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CHANGE IN SHAREHOLDERS' EQUITY

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Baht						
	The Bank						
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (Deficit) on Investments	Deficit	Total
Beginning balance as of December 31, 2001	23,530,947,170	49,505,506,440	5,520,432,199	6,515,961,788	1,524,876,723	(59,526,181,185)	27,071,543,135
Appraisal surplus on asset revaluation	-	-	-	(148,844,815)	-	219,646,624	70,801,809
Revaluation surplus on investments	-	-	-	-	1,248,286,739	-	1,248,286,739
Net gain (loss) not recognised in the statement of income	-	-	-	(148,844,815)	1,248,286,739	219,646,624	1,319,088,548
Net income	-	-	-	-	-	6,684,383,886	6,684,383,886
Ending balance as of December 31, 2002	23,530,947,170	49,505,506,440	5,520,432,199	6,367,116,973	2,773,163,462	(52,622,150,675)	35,075,015,569
Issued and paid-up share capital	9,707,000	-	-	-	-	-	9,707,000
Premium on share capital	-	19,414,000	-	-	-	-	19,414,000
Appraisal surplus on asset revaluation	-	-	-	(135,272,559)	-	135,272,559	-
Revaluation deficit on investments	-	-	-	-	(1,460,524,196)	-	(1,460,524,196)
Net gain (loss) not recognised in the statement of income	9,707,000	19,414,000	-	(135,272,559)	(1,460,524,196)	135,272,559	(1,431,403,196)
Net income	-	-	-	-	-	14,813,943,218	14,813,943,218
Ending balance as of December 31, 2003	23,540,654,170	49,524,920,440	5,520,432,199	6,231,844,414	1,312,639,266	(37,672,934,898)	48,457,555,591

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	14,813,943,218	6,684,383,886	14,813,943,218	6,684,383,886
Add(Less) Adjustments to reconcile net income to net				
cash from operating activities				
Depreciation and amortization	1,596,957,689	1,682,954,896	1,555,132,035	1,649,549,514
Reversal on bad debt and doubtful accounts	(12,826,315,337)	(3,303,664,035)	(10,607,913,648)	(3,548,870,068)
Loss on debt restructuring	13,460,603,293	4,226,605,282	11,195,062,389	3,548,870,068
Normalized provisions	800,000,000	800,000,000	800,000,000	800,000,000
Interest income from amortization of revaluation allowance for debt restructuring	(2,024,009,160)	(633,156,381)	(668,293,809)	(426,737,089)
Interest income from amortization of revaluation allowance for investment in receivables	-	(148,622,052)	-	-
Loss on revaluation of investments	9,169,937	6,512,743	9,169,937	6,512,743
(Reversal) loss on impairment of investments	(545,357,305)	1,528,678,910	(1,209,495,760)	(365,131,384)
Amortization of excess of fair value of assets acquired				
over cost of investment in subsidiary	(11,163,399)	(12,536,993)	-	-
Gain on disposal of securities for investments	(830,650,326)	(1,433,481,785)	(696,326,263)	(754,502,821)
Amortization of premium and discount on debt instruments	4,049,106,932	828,438,042	4,046,305,536	827,289,760
Loss on impairment of foreclosed properties	429,498,050	758,866,768	429,498,050	557,872,623
(Reversal) loss on impairment of other assets	(133,483,894)	(22,435,983)	43,816,009	(137,327,612)
Loss (gain) on disposal of premises and equipment	1,540,969	(2,869,319)	(1,622,324)	(5,153,569)
Revesal on impairment of premises and equipment	(22,177,607)	(6,300,827)	(16,163,839)	(3,749,222)
Gain on transfer of financial assets	(2,578,129,356)	-	-	-
Share of (profit) loss from investments on equity method	(211,463,325)	(56,809,167)	(3,438,493,385)	668,149,717
Dividend income from subsidiaries and associated companies	28,573,946	68,463,246	206,878,073	131,882,136
Deferred income tax	(86,689,549)	(113,941,742)	(57,973,954)	(114,749,799)
Amortization of discount on debentures	4,158,787	4,311,879	4,158,787	4,311,879
Decrease in accrued interest receivables	439,107,022	662,455,808	449,290,841	168,418,544
Decrease (increase) in other accrued income	278,074,824	(93,803,161)	286,181,465	(90,782,577)
Decrease in accrued interest payables	(465,997,398)	(655,109,244)	(466,235,426)	(655,109,244)
(Decrease) increase in other accrued expenses	(75,339,762)	(245,921,825)	83,544,674	(376,165,125)
(Decrease) increase in other reserves	(438,737,100)	39,172,445	(438,737,100)	39,172,445
Minority interests in net income	32,135,093	23,095,492	-	-
Net income from operations before changes in operating				
assets and liabilities	15,693,356,242	10,585,286,883	16,321,725,506	8,608,134,805
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(10,030,590,944)	70,264,550,006	(9,824,042,413)	69,822,708,604
Securities purchased under resale agreements	(13,310,000,000)	(14,700,000,000)	(13,310,000,000)	(14,700,000,000)
Investment for trading	6,196,717,795	(4,504,363,108)	6,196,717,795	(4,504,363,108)
Loans	(48,600,669,253)	(8,305,359,021)	(46,225,130,399)	(3,409,541,206)
Properties foreclosed	4,602,873,243	2,490,171,747	2,687,233,803	1,829,120,534
Other assets	(4,349,819,188)	1,168,689,849	(4,510,261,322)	1,213,023,020

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF CASH FLOWS

FOR EACH OF THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Baht			
	Consolidated		The Bank	
	2003	2002	2003	2002
Increase (decrease) in operating liabilities				
Deposits	33,552,808,278	(13,138,563,225)	33,221,958,342	(12,845,375,050)
Interbank and money market items (liabilities)	443,478,939	(8,129,207,016)	1,202,478,939	(8,137,949,263)
Liabilities payable on demand	3,618,877,474	(32,578,474)	3,618,877,474	(32,578,474)
Other liabilities	(1,756,017,939)	21,323,249	(1,750,805,389)	3,133,271
Net Cash (Used in) Provided by Operating Activities	(13,938,985,353)	35,719,950,890	(12,371,247,664)	37,846,313,133
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	40,574,574,995	58,406,367,553	40,570,118,067	58,366,667,893
Proceeds from redemption of held to maturity debt instruments	54,311,470,265	26,490,498,362	53,485,130,265	25,620,498,362
Proceeds from disposal of general investments	3,526,537,522	2,960,734,151	1,861,356,923	311,996,727
Purchase of available for sale investments	(53,555,470,937)	(80,338,610,956)	(53,541,323,527)	(80,338,610,956)
Purchase of held to maturity debt instruments	(30,918,003,788)	(43,190,849,999)	(30,000,027,837)	(41,810,610,594)
Purchase of general investments	(1,306,409,989)	(909,508,353)	(1,360,805,668)	(909,508,353)
Purchase of investment in a subsidiary	(212,456,000)	-	(212,480,000)	-
Proceeds from disposal of premises and equipment	17,732,001	18,686,154	2,875,349	17,601,533
Purchase of premises and equipment	(1,545,794,972)	(1,510,200,676)	(1,527,743,803)	(1,482,637,719)
Net Cash Provided by (Used in) Investing Activities	10,892,179,097	(38,072,883,764)	9,277,099,769	(40,224,603,107)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of subordinated debentures	12,000,000,000	-	12,000,000,000	-
Increase in ordinary shares	9,707,000	-	9,707,000	-
Increase in premium on share capital	19,414,000	-	19,414,000	-
Dividend paid to minority interests	(47,336,720)	(25,375,586)	-	-
Net Cash Provided by (Used in) Financing Activities	11,981,784,280	(25,375,586)	12,029,121,000	-
Net increase (decrease) in cash and cash equivalents	8,934,978,024	(2,378,308,460)	8,934,973,105	(2,378,289,974)
Cash and cash equivalents at beginning of the year (Notes 3.1 and 4)	9,764,205,922	12,142,514,382	9,764,122,408	12,142,412,382
Cash and cash equivalents at end of the year (Notes 3.1 and 4)	18,699,183,946	9,764,205,922	18,699,095,513	9,764,122,408

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION

Cash paid during the year				
Interest expense	13,677,833,777	17,941,321,515	13,657,353,580	17,941,321,515
Income tax	217,341,714	168,240,555	138,138,594	127,798,373

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(FORMERLY: THAI FARMERS BANK PUBLIC COMPANY LIMITED)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED ("the Bank") is a public company registered in the Kingdom of Thailand with its head office located at 1 Soi Kasikornthai, Ratburana Road, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of December 31, 2003 and 2002, the Bank had total staffing of 9,912 and 9,688 persons, respectively.

The Bank registered the change of it's English name to "KASIKORNBANK PUBLIC COMPANY LIMITED" with the Ministry of Commerce on April 8, 2003.

2 BASIS OF FINANCIAL STATEMENT PRESENTATION

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and the profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

As required by Thai law and specific regulatory requirements, the Bank's financial statements have been prepared in the Thai language. They have been translated into English here for the convenience of the reader.

2.2 The Consolidated financial statements as of December 31, 2003 and 2002 consist of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding	
	2003	2002
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99
Kasikorn Factoring Co.,Ltd. ("KF")	99.99	20.00
(In 2002 presented as investment in associated company, which is not included in the consolidated financial statements)		
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42

Phethai Asset Management Company Limited (formerly: "Thonburi Asset Management Company Limited"), a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited (formerly: "Chantaburi Asset Management Company Limited"), a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The Company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets must be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF, in accordance with the conditions set forth in the MOU.

Progress Land and Buildings Company Limited is a company, which was registered in the Kingdom of Thailand on November 18, 1999 and is located at 400/22 Kasikornbank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The Company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Asset Management Company Limited (formerly: "Thai Farmers Asset Management Company Limited") is a company,which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The Company's main businesses are assets and fund management.

Kasikorn Factoring Company Limited ("formerly: "Thai Farmers Heller Factoring Company Limited"), is a company, which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase. In March 2003, the Bank increased its shareholding in this company from 20.00% to 99.99%. This caused to become a subsidiary of the Bank and it is included in the consolidated financial statements in 2003.

Significant inter-company transactions and accounts are eliminated from the consolidated financial statements.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 7 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

Income from hire-purchase agreements is recognized by using the sum-of-the digits method.

In compliance with the BoT regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than 3 months in arrears.

Starting in 2003 the asset management subsidiaries recognized interest on investments in receivables and loans on a cash basis, whereas previously they had recognized interest on investments in receivables using the effective interest yield method (Note 35).

Lease income of a subsidiary recognized as follows:

Income under finance lease agreements is recognized on the basis of installment payments due using the effective yield method, calculated on the balance of the net investment in each installment. When installment payments are in arrears for more than six months the cash basis is adopted.

Income under operating lease agreements is recognized on the basis of equal monthly installments. When installment payments are in arrears for more than six months the cash basis is adopted.

The other interest income is recognized on an accrual basis.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments and marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment. Premiums and discounts are amortized using the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in the receivables of Ploy Asset Management Company Limited were stated at cost, after deduction of allowance for impairment and revaluation allowance for debt restructuring. In the accounting period 2003, Ploy Asset Management Company Limited accounted for the transfer of financial assets by recording the transfer of investments in receivables, which were restructured, to loans, at the fair value on the transfer date, which is based on the present value of future cash collections calculated using discount rates equivalent to the market interest rate, adjusted by a risk premium. The difference between the carrying value and fair value at that date was recognized as gain/loss on transfer of financial assets. (Note 35)

In the consolidated and the Bank only financial statements, investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only financial statements, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest income from investments is recognized on an accrual basis. Dividends are recognized as income on a cash basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Cost of investments sold is calculated using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the latest Stock Exchange of Thailand (SET) bid prices as of the end of the year.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the year.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Center Government Bond Yield Curve as of the end of the year. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Center as of the end of the year. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

3.5 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the BoT's regulations, the Bank's analysis of each loan, and an appraisal of the financial standing of each borrower, taking into consideration the Bank's

In accordance with the regulations of the BoT, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories (Note 10) The period that a loan is past due is the principal criteria used in classifying a loan. The maximum collateral value used in calculating the required allowance for doubtful accounts is based on the type of collateral and the date of the most recent valuation. Allowance for normal and special mention loans are provided for based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting year.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts.

3.8 Normalized Provisioning

The Bank has begun to set aside normalized provisions above the current level of allowance for doubtful accounts to accommodate unforeseen losses. The Bank will set aside normalized provisions up to approximately 0.5 percent of all normal and non-performing loans. Normalized provisioning is being gradually accumulated on a quarterly basis starting from the quarter ending June 30, 2002 and will continue until the target has been achieved.

Normalized provisioning is charged as an expense in each accounting year.

3.9 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.10 Premises and Equipment and Depreciation

Land is stated at revalued cost. Buildings are stated at revalued cost less accumulated depreciation. The revaluation surplus of land and buildings is shown as a component of shareholders' equity. When surpluses arising from the revaluation of fixed assets are realized, the Bank transfers these directly to retained earnings.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method at the annual rate of 4 - 5% of cost. Depreciation on buildings acquired after July 1996 is computed using the straight-line method on the acquisition cost at on annual rate of 3.33%.

Depreciation on the revalued incremental cost of buildings is computed using the same method and the same rate as the acquisition cost.

Depreciation on equipment is computed using the straight-line method on the acquisition cost at an annual rate of 12.5 – 20.0%.

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.11 Income Tax and Deferred Income Tax

Tax expense comprises current tax expense and deferred tax expense.

Current tax expense is the amount of income tax payable in respect of the taxable profit for a year.

Income tax recoverable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base value is recorded as a deferred tax asset only to the extent of the amount expected to be realized in the future.

All income tax payable in future resulting from temporary differences between the carrying amount of an asset or liability and its tax base is recorded as a deferred tax liability.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of the transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the year.

3.13 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach for the period 2003. Gains or losses resulting from changes in fair values are included in revenues and expenses for the year.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are included in revenues and expenses.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while and the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment employees are entitled to receive this benefit except when terminated "without compensation".

3.16 Goodwill

Goodwill, representing the difference between the fair value of assets of subsidiaries acquired and the cost of investments in subsidiaries at the time of acquisition, is amortized over a period of ten years. Goodwill is presented under other assets in the consolidated financial statements.

3.17 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the number of ordinary shares outstanding at the end of year.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants and convertible preferred shares.

3.18 Use of Accounting Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and its subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. Actual results may differ from these estimates.

4 SUPPLEMENTARY INFORMATION

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation surplus (deficit) on investments and have presented as change in shareholders' equity for each of the years ended December 31, 2003 and 2002 as follows:

(Million Baht)

	Consolidated and The Bank	
	2003	2002
Revaluation surplus (deficit) on investments	(1,461)	1,248

For each of the years ended December 31, 2003 and 2002, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 135 million and Baht 220 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the years ended December 31, 2003 and 2002, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 4,219 million and Baht 3,179 million, respectively on a consolidated basis and Baht 2,819 million and Baht 1,520 million, respectively for the Bank only.

For each of the years ended December 31, 2003 and 2002, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) and in return received non-transferable promissory notes from TAMC, which has been included in investments in held-to-maturity debt instruments amounting to Baht 66 million and Baht 797 million, respectively. (Note 8)

5 INTERBANK AND MONEY MARKET ITEMS (ASSETS)

Interbank and money market items (assets) as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated					
	2003			2002		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,611	-	2,611	4,332	-	4,332
Commercial banks	434	161	595	2,029	740	2,769
Other banks	3	-	3	5	865	870
Finance, securities and credit foncier companies	644	-	644	80	531	611
Other financial institutions	-	-	-	1	-	1
Total Domestic	3,692	161	3,853	6,447	2,136	8,583
Less Allowance for doubtful accounts	(589)	-	(589)	(91)	(545)	(636)
Total	3,103	161	3,264	6,356	1,591	7,947
2. Foreign						
US Dollar	1,450	100,085	101,535	1,737	85,063	86,800
Japanese Yen	21	-	21	-	-	-
Other currencies	110	1	111	96	5	101
Total Foreign	1,581	100,086	101,667	1,833	85,068	86,901
Add Accrued interest receivables	-	-	-	-	1	1
Less Allowance for doubtful accounts	(8)	(1)	(9)	(8)	(1)	(9)
Total	1,573	100,085	101,658	1,825	85,068	86,893
Total Domestic and Foreign	4,676	100,246	104,922	8,181	86,659	94,840

(Million Baht)

	The Bank					
	2003			2002		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	2,611	-	2,611	4,332	-	4,332
Commercial banks	242	75	317	1,962	740	2,702
Other banks	3	-	3	5	865	870
Finance, securities and credit foncier companies	644	-	644	80	531	611
Other financial institutions	-	-	-	1	-	1
Total Domestic	3,500	75	3,575	6,380	2,136	8,516
Less Allowance for doubtful accounts	(589)	-	(589)	(91)	(545)	(636)
Total	2,911	75	2,986	6,289	1,591	7,880
2. Foreign						
US Dollar	1,450	100,085	101,535	1,737	85,063	86,800
Japanese Yen	21	-	21	-	-	-
Other currencies	110	1	111	96	5	101
Total Foreign	1,581	100,086	101,667	1,833	85,068	86,901
Add Accrued interest receivables	-	-	-	-	1	1
Less Allowance for doubtful accounts	(8)	(1)	(9)	(8)	(1)	(9)
Total	1,573	100,085	101,658	1,825	85,068	86,893
Total Domestic and Foreign	4,484	100,160	104,644	8,114	86,659	94,773

6 SECURITIES PURCHASED UNDER RESALE AGREEMENTS

Securities purchased under resale agreements as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2003	2002
Government Bonds and BoT Bonds	31,710	17,400
State enterprises Bonds	-	1,000
Total	31,710	18,400

7 INVESTMENTS

Investments as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	805	1	-	806
1.1.2 Private enterprises debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	45,061	895	(164)	45,792
1.2.2 Private enterprises debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	4,895	27	-	4,922
1.3.2 Private enterprises debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	5,370	4	-	5,374
Total	10,522	31	-	10,553
Total Current Investments - net	65,491			65,522

(Million Baht)

	Consolidated 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	22,917	594	(42)	23,469
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	11,833	100	(28)	11,905
2.1.4 Marketable equity securities - domestic	322	440	(80)	682
Total	37,534	1,154	(165)	38,523
Add Allowance for revaluation	1,065			-
Less Allowance for impairment	(76)			-
Total	38,523			38,523
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,246	729	(368)	21,607
2.2.2 Private enterprises debt instruments	1,919	1	(948)	972
2.2.3 Foreign debt instruments	3,544	48	(45)	3,547
Total	26,709	778	(1,361)	26,126
Less Allowance for impairment	(1,354)			-
Total	25,355			26,126
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,667	-	(1,264)	2,403
2.3.2 Non-marketable equity securities -overseas	479	-	(365)	114
2.3.3 Investments in receivables	5,618	-	(2,773)	2,845
Total	9,764	-	(4,402)	5,362
Less Allowance for impairment	(4,402)			-
Total	5,362			5,362
Total Long-term Investments - net	69,240			70,011

(Million Baht)

	Consolidated 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978	10	-	6,988
Add Allowance for revaluation	10			-
Total	6,988			6,988
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982	1,686	(1)	24,667
1.2.2 Private enterprises debt instruments	2,956	29	-	2,985
1.2.3 Foreign debt instruments	3,298	145	(303)	3,140
1.2.4 Marketable equity securities - domestic	1,166	514	(477)	1,203
1.2.5 Others	213	7	(70)	150
Total	30,615	2,381	(851)	32,145
Add Allowance for revaluation	2,060			-
Less Allowance for impairment	(530)			-
Total	32,145			32,145
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,521	89	(1)	22,609
1.3.2 Foreign debt instruments	11,045	21	-	11,066
Total	33,566	110	(1)	33,675
Total Current Investments - net	72,699			72,808

(Million Baht)

	Consolidated 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,208	911	-	31,119
2.1.2 Private enterprises debt instruments	2,778	104	(5)	2,877
2.1.3 Foreign debt instruments	15,287	754	(6)	16,035
2.1.4 Marketable equity securities - domestic	547	295	(162)	680
Total	48,820	2,064	(173)	50,711
Add Allowance for revaluation	2,046			-
Less Allowance for impairment	(155)			-
Total	50,711			50,711
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,360	1,042	-	24,402
2.2.2 Private enterprises debt instruments	1,605	1	(1,180)	426
2.2.3 Foreign debt instruments	3,055	87	(80)	3,062
Total	28,020	1,130	(1,260)	27,890
Less Allowance for impairment	(1,253)			-
Total	26,767			27,890
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,422	-	(1,381)	2,041
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	14,210	-	(2,941)	11,269
Total	18,051	-	(4,645)	13,406
Less Allowance for impairment	(4,645)		-	-
Total	13,406			13,406
Total Long-term Investments - net	90,884			92,007

(Million Baht)

	The Bank			
	2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	805	1	-	806
1.1.2 Private enterprises debt instruments	369	-	-	369
Total	1,174	1	-	1,175
Add Allowance for revaluation	1			-
Total	1,175			1,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	45,061	895	(164)	45,792
1.2.2 Private enterprises debt instruments	1,692	9	(11)	1,690
1.2.3 Foreign debt instruments	5,470	26	(1)	5,495
1.2.4 Marketable equity securities - domestic	556	161	(52)	665
1.2.5 Others	186	11	(45)	152
Total	52,965	1,102	(273)	53,794
Add Allowance for revaluation	923			-
Less Allowance for impairment	(94)			-
Total	53,794			53,794
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	4,410	27	-	4,437
1.3.2 Private enterprises debt instruments	257	-	-	257
1.3.3 Foreign debt instruments	5,370	4	-	5,374
Total	10,037	31	-	10,068
Total Current Investments - net	65,006			65,037

(Million Baht)

	The Bank 2003			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	22,917	594	(42)	23,469
2.1.2 Private enterprises debt instruments	2,462	20	(15)	2,467
2.1.3 Foreign debt instruments	11,833	100	(28)	11,905
2.1.4 Marketable equity securities - domestic	302	427	(78)	651
Total	37,514	1,141	(163)	38,492
Add Allowance for revaluation	1,054			-
Less Allowance for impairment	(76)			-
Total	38,492			38,492
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,065	724	(368)	21,421
2.2.2 Private enterprises debt instruments	1,804	1	(926)	879
2.2.3 Foreign debt instruments	3,544	48	(45)	3,547
Total	26,413	773	(1,339)	25,847
Less Allowance for impairment	(1,332)			-
Total	25,081			25,847
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,466	-	(1,196)	2,270
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,885	-	(1,519)	2,366
Less Allowance for impairment	(1,519)			-
Total	2,366			2,366
Total Long-term Investments - net	65,939			66,705

(Million Baht)

	The Bank 2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,978	10	-	6,988
Add Allowance for revaluation	10			-
Total	6,988			6,988
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	22,982	1,686	(1)	24,667
1.2.2 Private enterprises debt instruments	2,956	29	-	2,985
1.2.3 Foreign debt instruments	3,298	145	(303)	3,140
1.2.4 Marketable equity securities - domestic	1,166	514	(477)	1,203
1.2.5 Others	213	7	(70)	150
Total	30,615	2,381	(851)	32,145
Add Allowance for revaluation	2,060			-
Less Allowance for impairment	(530)			-
Total	32,145			32,145
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	22,132	88	(1)	22,219
1.3.2 Foreign debt instruments	11,045	21	-	11,066
Total	33,177	109	(1)	33,285
Total Current Investments - net	72,310			72,418

(Million Baht)

	The Bank			
	2002			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	30,208	911	-	31,119
2.1.2 Private enterprises debt instruments	2,778	104	(5)	2,877
2.1.3 Foreign debt instruments	15,287	754	(6)	16,035
2.1.4 Marketable equity securities - domestic	537	293	(156)	674
Total	48,810	2,062	(167)	50,705
Add Allowance for revaluation	2,050			-
Less Allowance for impairment	(155)			-
Total	50,705			50,705
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	23,172	1,037	-	24,209
2.2.2 Private enterprises debt instruments	1,489	1	(1,122)	368
2.2.3 Foreign debt instruments	3,055	87	(80)	3,062
Total	27,716	1,125	(1,202)	27,639
Less Allowance for impairment	(1,195)			-
Total	26,521			27,639
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,161	-	(1,271)	1,890
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,580	-	(1,594)	1,986
Less Allowance for impairment	(1,594)			-
Total	1,986			1,986
Total Long-term Investments - net	79,212			80,330

As of December 31, 2003 and 2002, investments in held-to-maturity debt instruments, which are government or state enterprises securities, included promissory notes from TAMC of Baht 7,315 million and Baht 9,619 million, respectively, and the right to receive promissory notes from TAMC of Baht 95 million and Baht 517 million, respectively.

Gain (loss) on investments presented in the statement of income for each of the years ended December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Gain on disposal of investments				
Held for trading investments	206	197	206	197
Available-for-sale investments	2,171	1,561	2,168	1,553
General investments	403	73	403	69
Investments in receivables	132	667	-	-
Total	2,912	2,498	2,777	1,819
Loss on disposal of investments				
Held for trading investments	(121)	(131)	(121)	(131)
Available-for-sale investments	(631)	(622)	(630)	(622)
Held-to-maturity debt instruments	-	(45)	-	(45)
General investments	(1,245)	(201)	(1,245)	(201)
Total	(1,997)	(999)	(1,996)	(999)
Loss from revaluation	(9)	(5)	(9)	(5)
(Loss) reversal on impairment	545	(1,529)	1,209	365
Total Gain (Loss) on Investments	1,451	(35)	1,981	1,180

Revaluation surplus (deficit) on investments as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Revaluation surplus (deficit) on investments				
Debt instruments	1,384	3,325	1,384	3,325
Equity securities	605	781	593	785
Share of revaluation surplus (deficit) in subsidiaries and associated companies using the equity method	-	-	12	(4)
Less Deferred tax liabilities	(676)	(1,333)	(676)	(1,333)
Total	1,313	2,773	1,313	2,773

As of December 31, 2003 and 2002, a maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	2003				2002			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	29,628	34,272	4,078	67,978	2,598	36,135	14,457	53,190
1.2 Private enterprise debt instruments	919	3,235	-	4,154	2,706	3,028	-	5,734
1.3 Foreign debt instruments	5,470	10,601	1,232	17,303	2,332	14,556	1,697	18,585
Total	36,017	48,108	5,310	89,435	7,636	53,719	16,154	77,509
Add(Less) Allowance for revaluation	261	1,121	1	1,383	(150)	2,138	1,337	3,325
Less Allowance for impairment	-	-	-	-	(10)	-	-	(10)
Total	36,278	49,229	5,311	90,818	7,476	55,857	17,491	80,824
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	4,894	13,837	7,410	26,141	22,521	13,224	10,136	45,881
2.2 Private enterprise debt instruments	257	226	1,693	2,176	583	22	1,000	1,605
2.3 Foreign debt instruments	5,371	3,543	-	8,914	11,045	3,055	-	14,100
Total	10,522	17,606	9,103	37,231	34,149	16,301	11,136	61,586
Less Allowance for impairment	-	(46)	(1,308)	(1,354)	(583)	(77)	(593)	(1,253)
Total	10,522	17,560	7,795	35,877	33,566	16,224	10,543	60,333
Total Debt Instruments	46,800	66,789	13,106	126,695	41,042	72,081	28,034	141,157

(Million Baht)

	The Bank							
	2003				2002			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	29,628	34,272	4,078	67,978	2,598	36,135	14,457	53,190
1.2 Private enterprise debt instruments	919	3,235	-	4,154	2,706	3,028	-	5,734
1.3 Foreign debt instruments	5,470	10,601	1,232	17,303	2,332	14,556	1,697	18,585
Total	36,017	48,108	5,310	89,435	7,636	53,719	16,154	77,509
Add(Less) Allowance for revaluation	261	1,121	1	1,383	(150)	2,138	1,337	3,325
Less Allowance for impairment	-	-	-	-	(10)	-	-	(10)
Total	36,278	49,229	5,311	90,818	7,476	55,857	17,491	80,824
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	4,410	13,655	7,410	25,475	22,132	13,036	10,136	45,304
2.2 Private enterprise debt instruments	257	226	1,578	2,061	583	22	884	1,489
2.3 Foreign debt instruments	5,371	3,543	-	8,914	11,045	3,055	-	14,100
Total	10,038	17,424	8,988	36,450	33,760	16,113	11,020	60,893
Less Allowance for impairment	-	(46)	(1,286)	(1,332)	(583)	(77)	(535)	(1,195)
Total	10,038	17,378	7,702	35,118	33,177	16,036	10,485	59,698
Total Debt Instruments	46,316	66,607	13,013	125,936	40,653	71,893	27,976	140,522

As of December 31, 2003 and 2002, investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting are as follows:

(Million Baht)

	Consolidated 2003						
	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in defalt on debt instruments	330	296	204	9	361	-	(576)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,108	568	-	43	93	(1,540)
Total	330	1,405	903	9	404	93	(2,248)

(Million Baht)

	Consolidated 2002						
	Cost Value / Book Value			Fair Value			
	Investments in Receivables	Equity Securities	Debt Instruments	Investments in Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	20	96	672	20	8	16	(744)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	1,199	785	-	35	392	(1,557)
Total	20	1,296	1,588	20	43	408	(2,433)

(Million Baht)

	The Bank 2003				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	296	204	361	-	(255)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,108	452	43	-	(1,517)
Total	1,405	787	404	-	(1,904)

(Million Baht)

	The Bank				
	2002				
	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting and are in default on debt instruments	96	672	8	16	(744)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	1,199	669	35	334	(1,499)
Total	1,296	1,472	43	350	(2,375)

tments in ordinary shares of subsidiaries and associated companies as of December 31, 2003 and 2002 were as follows:

(Million Baht)

				Consolidated				Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
ıai Asset Management											
·., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	3,723	1,961
Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	3,305	1,999
‹orn Research Center											
ı., Ltd.	Service	99.99%	99.99%	3	3	22	35	3	3	22	35
ress Land and Buildings	Property										
›., Ltd.	Development	99.99%	99.99%	-	-	-	-	1,700	1,700	1,360	1,358
›ai Co., Ltd.	Service	99.99%	99.99%	21	21	60	48	21	21	60	48
ress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	22	11	4	4	22	11
korn Factoring Co., Ltd.	Lending	99.99%	20.00%	-	25	-	53	237	25	258	53
ress Facilities Management											
›., Ltd.	Service	99.98%	99.98%	5	5	13	9	5	5	13	9
ress Services Co., Ltd.	Service	99.97%	99.97%	2	2	16	5	2	2	16	5
ress Management Co., Ltd.	Service	99.93%	99.93%	6	6	10	10	6	6	10	10
ress Storage Co., Ltd.	Service	99.92%	99.92%	3	3	10	4	3	3	10	4
ress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	67	48	5	5	67	48

AL

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments Cost method		Consolidated Investments Equity method		The Bank Investments Cost method		The Bank Investments Equity method	
		2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
m Asset agement Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683	683	649	648
ss Software Co., Ltd.	Service	60.00%	60.00%	6	6	33	29	6	6	33	29
dministration Services Ltd.	Service	51.00%	51.00%	13	51	21	61	13	51	21	61
Lynch Phatra Securities Ltd.	Securities	-	49.00%	-	1,935	-	1,476	-	1,935	-	1,476
sing Center Co., Ltd.	Service	30.00%	30.00%	3	3	144	127	3	3	144	127
ssociate Co., Ltd.	Manufacturing	28.23%	28.23%	1	1	1	1	1	1	1	1
Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	3	3	2	2	3	3
ss Information Co., Ltd.	Service	20.00%	20.00%	14	14	4	4	14	14	4	4
and Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	184	203	355	355	184	203
dustries Co., Ltd. owance for diminution alue has been fully vided)	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
otal				454	2,452	621	2,138	14,072	15,833	9,916	8,104
Allowance for impairment				(261)	(1,443)	(98)	(858)	(3,212)	(4,394)	(98)	(858)
estments in subsidiaries and associated companies - net				193	1,009	523	1,280	10,860	11,439	9,818	7,246

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements.

As of December 31, 2003 and 2002, investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Manufacturing and commerce	285	317	285	317
Property development and construction	1,274	1,094	1,274	1,094
Infrastructure and services	6	7	1	1
Others	420	570	420	570
Total	1,985	1,988	1,980	1,982

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the audited financial statements are set out below:

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Condensed Balance Sheets

As of December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
ASSETS		
Cash and deposits at financial institutions	112,119	317,363
Investments in receivables – net	8,745,981	18,320,106
Loans, receivables and accrued interest receivables – net	6,354,827	-
Properties foreclosed – net	365,641	383,867
Equipment – net	20,107	21,404
Other assets – net	30,794	13,370
Total Assets	15,629,469	19,056,110
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	11,850,000	16,850,000
Other liabilities	56,345	244,727
Shareholders' Equity	3,723,124	1,961,383
Total Liabilities and Shareholders' Equity	15,629,469	19,056,110

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Condensed Statements of Income

For Each of the Years Ended December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
Interest income	969,237	1,614,682
Interest expense	204,347	390,514
Net income from interest	764,890	1,224,168
Bad debt and doubtful accounts (reversal)	(37,941)	-
Loss on debt restructuring	1,468,541	677,219
Net income (expense) from interest after bad debt and doubtful accounts and loss on debt restructuring	(665,710)	546,949
Non-interest income	3,035,734	(169,865)
Non-interest expense	608,283	1,003,599
Net profit (loss)	1,761,741	(626,515)
Basic earnings (loss) per share (Baht)	2.94	(1.04)

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Statements of Cash Flows

For Each of the Years Ended December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	1,761,741	(626,515)
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on investments in securities	(414)	(141)
Gain on transfer of financial assets	(2,734,406)	-
(Reversal) loss on impairment of investments in receivables	(6,661)	245,206
Bad debt and doubtful account ((reversal)	(37,941)	-
Loss on debt restructuring	1,468,542	677,219
Interest income from amortization of revaluation allowance for debt restructuring	(699,156)	(206,419)
Depreciation and amortization	5,113	33,182
(Reversal) loss on impairment of properties foreclosed	(11,731)	71,504
(Reversal) loss on impairment of other assets	(170,126)	122,727
(Decrease) increase in accrued interest payables	(28,491)	10,413
(Decrease) increase in accrued expenses	(145,617)	102,010
Net (loss) income from operations before changes in operating assets and liabilities	(599,147)	429,186
(Increase) decrease in operating assets		
Investments in receivables	1,621,808	3,317,786
Loans and receivables	3,350,442	-
Properties foreclosed	286,627	321,153
Other assets	152,702	(125,416)
Increase (decrease) in operating liabilities		
Other liabilities	(14,273)	27,231
Net Cash Provided by Operating Activities	4,798,159	3,969,940
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of investments in securities	414	464
Purchases of equipment	(3,817)	(21,259)
Net Cash Used in Investing Activities	(3,403)	(20,795)

Phethai Asset Management Company Limited

(Formerly: Thonburi Asset Management Company Limited)

Statements of Cash Flows

For Each of the Years Ended December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(5,000,000)	(3,750,000)
Net Cash Used in Financing Activities	(5,000,000)	(3,750,000)
Net (decrease) increase in cash and cash equivalents	(205,244)	199,145
Cash and cash equivalents at the beginning of the year	317,363	118,218
Cash and cash equivalents at the end of the year	112,119	317,363
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the year		
Interest expense	232,838	380,100
Income tax	298	1,863

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Condensed Balance Sheets

As of December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
ASSETS		
Cash and deposits at financial institutions	84,070	153,063
Investments – net	266,491	207,002
Investments in receivables – net	2,845,030	11,268,894
Loans receivables and accrued interest receivables – net	5,510,410	-
Properties foreclosed – net	2,595,212	2,780,831
Leasehold improvement and equipment – net	2,695	4,881
Other assets – net	33,538	19,887
Total Assets	11,337,446	14,434,558
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	8,005,000	12,370,000
Other liabilities	26,818	66,037
Shareholders' Equity	3,305,628	1,998,521
Total Liabilities and Shareholders' Equity	11,337,446	14,434,558

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Condensed Statements of Income

For Each of the Years Ended December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
Interest income	1,008,476	1,673,509
Interest expense	145,511	302,123
Net income from interest	862,965	1,371,386
Bad debt and doubtful accounts	764,042	-
Loss on debt restructuring	796,999	1,306,582
Net (expense) income from interest after bad debt and doubtful accounts and loss on debt restructuring	(698,076)	64,804
Non-interest income	2,187,113	105,155
Non-interest expense	196,800	283,961
Net profit (loss)	1,292,237	(114,002)
Basic earnings (loss) per share (Baht)	2.58	(0.23)

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Statements of Cash Flows

For Each of the Years Ended December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit(loss)	1,292,237	(114,002)
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain from investments in securities	(37,011)	(11,681)
Reversal of loss on revalue of investment in securities	-	(52,303)
Gain on transfer of financial assets	(2,578,129)	-
Loss on impairment of investments in receivables	699,229	639,673
Bad debt and doubtful accounts	764,042	-
Loss on debt restructuring	796,999	1,306,582
Interest income from amortization of revaluation allowance for debt restructuring	(656,559)	(148,622)
Depreciation and amortization	1,910	6,137
Amortization of premiums on bond	12	16
Gain on disposal of equipment	(1,009)	(556)
(Reversal) loss on impairment of properties foreclosed	(415)	79,604
Reversal of loss on impairment of other assets	(7,174)	(5,284)
Decrease in accrued interest income	6	-
(Decrease) increase in accrued interest payables	(3,068)	1,704
(Decrease) increase in accrued expenses	(36,030)	20,307
Net income from operations before changes in operating assets and liabilities	235,040	1,721,575
(Increase) decrease in operating assets		
Investments in receivables	1,530,934	1,968,492
Loans and receivables	1,204,777	-
Properties foreclosed	1,329,925	311,238
Prepaid income tax	(13,892)	(3,323)
Advance payments	7,467	5,709
Other assets	(58)	3,935
Increase (decrease) in operating liabilities		
Deferred income	27	(1,260)
Other liabilities	(148)	7,799
Net Cash Provided by Operating Activities	4,294,072	4,014,165

Ploy Asset Management Company Limited

(Formerly: Chantaburi Asset Management Company Limited)

Statements of Cash Flows

For Each of the Years Ended December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of investments	6,527	42,910
Proceeds from disposal of equipment	1,291	1,043
Purchases of investment	(5,877)	-
Purchases of equipment	(6)	(209)
Net Cash Provided by Investing Activities	1,935	43,744
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowing from financial institutions	(4,365,000)	(4,010,000)
Net Cash Used in Financing Activities	(4,365,000)	(4,010,000)
Net (decrease) increase in cash and cash equivalents	(68,993)	47,909
Cash and cash equivalents at the beginning of the year	153,063	105,154
Cash and cash equivalents at the end of the year	84,070	153,063
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION		
Cash paid during the year		
Interest expense	148,579	300,419
Income tax	13,892	3,323

Progress Land and Buildings Company Limited

Condensed Balance Sheets

As of December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
ASSETS		
Cash and deposits at financial institutions	23,233	127,946
Investments – net	299,803	-
Other current assets	7,042	6,718
Properties foreclosed – net	692,214	854,701
Premises and equipment – net	359,154	381,358
Other assets	111	129
Total Assets	1,381,557	1,370,852
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	23,046	10,099
Shareholders' equity	1,358,511	1,360,753
Total Liabilities and Shareholders' Equity	1,381,557	1,370,852

Progress Land and Buildings Company Limited

Condensed Statements of Income

For Each of the Years Ended December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
Revenue	39,564	41,121
Expenses	41,806	129,280
Net loss	(2,242)	(88,159)
Loss per share (Baht)	(0.11)	(4.41)

Kasikorn Factoring Company Limited

(Formerly: Thai Farmers Heller Factoring Company Limited)

Condensed Balance Sheets

As of December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
ASSETS		
Current Assets		
Cash and deposits at financial institutions	39,350	19,551
Factoring receivables – net	1,835,874	1,730,818
Current portion of finance lease receivables – net	146,432	191,272
Current portion of hire purchases receivables – net	-	987
Other current assets	14,834	19,231
Non-Current Assets		
Finance lease receivables – net	119,243	194,800
Installment receivables – net	32,200	-
Deferred tax assets	28,735	26,057
Other non-current assets	9,345	11,629
Total Assets	2,226,013	2,194,345
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	1,090,000	1,520,000
Accounts payables	1,308	3,107
Factoring payables	403,727	350,743
Current portion of long-term loan	100,000	-
Long term loan-net	300,000	-
Other liabilities	84,397	75,285
Shareholders' Equity	246,581	245,210
Total Liabilities and Shareholders' Equity	2,226,013	2,194,345

Kasikorn Factoring Company Limited

(Formerly: Thai Farmers Heller Factoring Company Limited)

Condensed Statements of Income

For Each of the Years Ended December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
Revenue	214,997	195,802
Expenses	153,626	144,088
Net profit	61,371	51,714
Earnings per share (Baht)	38.36	32.32

Kasikorn Asset Management Company Limited

(Formerly: Thai Farmers Asset Management Company Limited)

Condensed Balance Sheets

As of December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
ASSETS		
Cash and cash equivalents	295,259	75,900
Investments – net	373,978	584,648
Fee receivables	73,241	62,748
Properties foreclosed – net	1,944	1,373
Premises and equipment – net	175,640	185,614
Other assets	406,336	453,683
Total Assets	1,326,398	1,363,966
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	95,244	67,205
Shareholders' Equity	1,231,154	1,296,761
Total Liabilities and Shareholders' Equity	1,326,398	1,363,966

Kasikorn Asset Management Company Limited

(Formerly: Thai Farmers Asset Management Company Limited)

Condensed Statements of Income

For Each of the Years Ended December 31, 2003 and 2002

	Thousand Baht	
	2003	2002
Revenue	488,748	430,057
Expenses	388,713	338,699
Net profit	100,035	91,358
Earnings per share (Baht)	3.68	3.36

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets As of December 31,					
	2003 (Unaudited) (Reviewed)			2002 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Kasikorn Research Center Co., Ltd.	24	2	22	37	4	33
Kanpai Co., Ltd.	105	44	61	80	34	46
Progress Plus Co., Ltd.	56	34	22	45	35	10
Progress Facilities Management Co., Ltd.	19	7	12	13	4	9
Progress Services Co., Ltd.	23	6	17	9	4	5
Progress Management Co., Ltd.	18	8	10	15	6	9
Progress Storage Co., Ltd.	13	3	10	5	1	4
Progress Appraisal Co., Ltd.	88	21	67	55	8	47
Progress Software Co., Ltd.	73	17	56	58	13	45
Thai Administration Services Co., Ltd.	113	72	41	145	31	114
	532	214	318	462	140	322

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Years Ended December 31,

	2003 (Unaudited) (Reviewed)				2002 (Audited)			
	Revenue	Expenses	Net Income	Earnings per Share(Baht)	Revenue	Expenses	Net Income (Loss)	Earnings (Loss) per Share(Baht)
Kasikorn Research Center Co., Ltd.	51	47	4	43.84	40	42	(2)	(19.57)
Kanpai Co., Ltd.	155	140	15	73.54	120	109	11	53.45
Progress Plus Co., Ltd.	387	375	12	51.59	215	209	6	26.13
Progress Facilities Management Co., Ltd.	57	53	4	71.00	182	180	2	29.17
Progress Services Co., Ltd.	138	127	11	546.84	97	96	1	35.20
Progress Management Co., Ltd.	32	31	1	9.53	25	24	1	12.12
Progress Storage Co., Ltd.	20	14	6	198.78	5	4	1	49.94
Progress Appraisal Co., Ltd.	131	111	20	3,935.19	92	79	13	2,667.08
Progress Software Co., Ltd.	13	12	1	8.90	89	75	14	139.21
Thai Administration Services Co., Ltd.	89	74	15	1.50	97	64	33	3.29
	1,073	984	89		962	882	80	

8 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables as of December 31, 2003 and 2002 consisted of:

1. Classified by Type of Loans

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Overdrafts	142,022	137,992	124,024	127,773
Loans	236,523	232,579	224,433	219,011
Bills	149,970	121,638	163,758	136,767
Others	19,403	13,994	17,875	12,974
Total	547,918	506,203	530,090	496,525
Add Accrued interest receivables	2,971	3,410	1,485	1,934
	550,889	509,613	531,575	498,459
Less Allowance for doubtful accounts	(59,268)	(76,950)	(42,996)	(54,920)
Less Revaluation allowance for debt restructuring	(6,666)	(2,755)	(4,721)	(2,647)
Less Normalized provisioning	(1,600)	(800)	(1,600)	(800)
Total	483,355	429,108	482,258	440,092

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Within 1 year	359,150	340,254	363,400	343,386
Over 1 year	191,739	169,359	168,175	155,073
Total	550,889	509,613	531,575	498,459

3. Classified by Currencies and Residency of Borrowers

(Million Baht)

	Consolidated					
	2003			2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	529,593	12	529,605	488,150	726	488,876
US Dollars	16,945	1,958	18,903	17,028	1,778	18,806
Other currencies	2,317	64	2,381	1,807	124	1,931
Total	548,855	2,034	550,889	506,985	2,628	509,613

(Million Baht)

	The Bank					
	2003			2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	510,279	12	510,291	476,996	726	477,722
US Dollars	16,945	1,958	18,903	17,028	1,778	18,806
Other currencies	2,317	64	2,381	1,807	124	1,931
Total	529,541	2,034	531,575	495,831	2,628	498,459

4. Classified by Type of Business and Account Status

(Million Baht)

	Consolidated					
	2003					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	15,100	727	130	171	2,971	19,099
Manufacturing and commerce	267,235	6,902	1,598	3,417	44,237	323,389
Property development and construction	25,416	1,495	278	754	12,661	40,604
Infrastructure and services	50,550	1,971	378	1,325	8,409	62,633
Housing loans	43,757	2,210	722	1,016	11,760	59,465
Others	40,378	496	209	173	2,870	44,126
	442,436	13,801	3,315	6,856	82,908	549,316
Kasikorn Factoring Co.,Ltd.						1,752
Unearned discounts received in advance						(179)
Total						550,889

(Million Baht)

Consolidated

2002

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	12,428	462	207	449	3,434	16,980
Manufacturing and commerce	229,116	7,271	2,525	7,187	59,611	305,710
Property development and construction	22,620	1,489	442	1,481	17,085	43,117
Infrastructure and services	50,308	1,271	610	1,565	9,916	63,670
Housing loans	26,586	1,357	548	1,023	12,996	42,510
Others	31,158	565	166	327	5,585	37,801
	372,216	12,415	4,498	12,032	108,627	509,788
Unearned discounts received in advance						(175)
Total						509,613

(Million Baht)

The Bank

2003

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	15,081	721	130	171	2,541	18,644
Manufacturing and commerce	261,136	6,273	1,598	3,417	30,240	302,664
Property development and construction	23,303	1,169	278	754	8,634	34,138
Infrastructure and services	48,160	1,558	378	1,325	6,212	57,633
Housing loans	43,163	2,056	722	1,016	8,598	55,555
Others	60,617	459	209	173	1,662	63,120
	451,460	12,236	3,315	6,856	57,887	531,754
Unearned discounts received in advance						(179)
Total						531,575

(Million Baht)

	The Bank					
	2002					
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Total
Agricultural and mining	12,376	457	207	449	2,929	16,418
Manufacturing and commerces	227,099	6,859	2,525	7,187	39,253	282,923
Property development and construction	22,062	1,355	442	1,481	12,262	37,602
Infrastructure and services	49,113	1,141	610	1,565	7,430	59,859
Housing loans	25,758	1,238	548	1,023	9,225	37,792
Others	58,661	406	166	327	4,480	64,040
	395,069	11,456	4,498	12,032	75,579	498,634
Unearned discounts received in advance						(175)
Total						498,459

5. Classified by Account Status

(Million Baht)

	Consolidated			
	2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	442,436	152,758	1	4,424
Special Mention	13,801	2,214	2	276
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Loss	82,908	34,891	100	34,891
Allowance established in excess of BOT regulations	-	-		18,545
	549,316	192,369		59,194
Kasikorn Factoring Co.,Ltd.	1,752	1,698		74
Unearned discounts received in advance	(179)	(179)		-
Total	550,889	193,888		59,268

(Million Baht)

	Consolidated			
	2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	372,216	97,040	1	3,722
Special Mention	12,415	1,776	2	248
Sub-Standard	4,498	1,272	20	255
Doubtful	12,032	3,988	50	1,994
Loss	108,627	43,983	100	43,983
Allowance established in excess of BOT regulations	-	-		26,748
	509,788	148,059		76,950
Unearned discounts received in advance	(175)	(175)		
Total	509,613	147,884		

(Million Baht)

	The Bank			
	2003			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	451,460	167,041	1	4,515
Special Mention	12,236	1,900	2	245
Sub-Standard	3,315	650	20	130
Doubtful	6,856	1,856	50	928
Loss	57,887	23,563	100	23,563
Allowance established in excess of BOT regulations	-	-		13,615
	531,754	195,010		42,996
Unearned discounts received in advance	(179)	(179)		
Total	531,575	194,831		

(Million Baht)

	The Bank			
	2002			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Providing The Provision	Providing Amounts
Normal	395,069	124,640	1	3,950
Special Mention	11,456	1,667	2	229
Sub-Standard	4,498	1,272	20	255
Doubtful	12,032	3,988	50	1,994
Loss	75,579	28,606	100	28,606
Allowance established in excess of BOT regulations	-	-		19,886
	498,634	160,173		54,920
Unearned discounts received in advance	(175)	(175)		
Total	498,459	159,998		

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) was redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines. This included fully - provisioned loans which had previously been written - off.

As of December 31, 2003 and 2002, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	2003			
	The Bank	Phethai - AMC (Original principal)	Ploy - AMC	The Bank and AMC
Non-performing loans	68,316	22,610	1,393	92,319
Total loans used for NPL ratio calculation [(1)]	531,903	28,908	8,307	547,979
Percentage of total loans	12.84	78.21	16.77	16.85

(Million Baht)

	2002		
	The Bank	Phethai - AMC (Original principals)	The Bank and AMC
Non-performing loans	92,482	31,581	124,063
Total loans used for NPL ratio calculation [1]	500,890	38,898	510,568
Percentage of total loans	18.46	81.19	24.30

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

As of December 31, 2003 and 2002, non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	2003				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	112,532	28,908	8,307	61	149,808
Total loans used for ratio calculation	531,903	28,908	8,307	1,752	549,731
Percentage of total loans	21.16	100.00	100.00	3.48	27.25

(Million Baht)

	2002		
	The Bank	Phethai - AMC (Original principals)	The Bank and Subsidiaries
Non-accrual loans	146,714	38,898	185,612
Percentage of total loans	29.29	100.00	36.35

As of December 31, 2003 and 2002, loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	2003			2002		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,784	478	413	1,875	1,174	504

(Million Baht)

	The Bank					
	2003			2002		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	1,454	469	92	1,834	1,073	483

As of December 31, 2003 and 2002, the outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	2003			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	11,850
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	8,005
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + 2.20%-2.50%	885
	Loans	3 Years	Fixed Rate	400

(Million Baht)

	2002			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	16,850
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	12,370

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable 1-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For each of the years ended December 31, 2003 and 2002, the Bank transferred to TAMC sub-quality assets relating to 12 borrowers and 45 borrowers with a gross book value (as of their transfer dates) of Baht 124 million and Baht 2,215 million, respectively (up to December 31, 2003 totaling Baht 14,510 million). The estimated total transfer price was Baht 66 million and Baht 797 million (up to December 31, 2003 totaling Baht 10,175 million). As of December 31, 2003, the Bank received promissory notes from TAMC of Baht 10,080 million and TAMC is examining the remaining assets of Baht 95 million and will confirm the transfer price in order to issue notes to the Bank within the aforementioned timeframe.

9 TROUBLED DEBT RESTRUCTURING

During the years ended December 31, 2003 and 2002, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2003		2002		2003		2002	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt After Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt After Restructuring
Debt restructuring contracts that incurred losses	6,378	46,089	4,259	20,436	5,484	32,678	3,643	13,321
Debt restructuring contracts that incurred no losses	18,053	35,765	23,037	49,024	16,609	31,111	20,440	40,717
Total	24,431	81,854	27,296	69,460	22,093	63,789	24,083	54,038

Losses on debt restructuring for each of the years ended December 31, 2003 and 2002 were as follows:

(Million Baht)

	Consolidated 2003					
		The Outstanding Debt		Transferred Assets		
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Loss on Debt Restructuring
Transfers of assets	5,299	23,473	-	Cash, land, premises and investments	15,322	8,151
Changes of repayment conditions	816	16,463	14,885	-	-	3,203
Debt restructuring in various forms	263	6,153	3,812	Cash, land, premises and investments	1,809	2,401
Total	6,378	46,089	18,697		17,131	13,755

(Million Baht)

Consolidated

2002

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	3,655	9,998	-	Cash, land, premises and investments	6,228	3,770
Changes of repayment conditions	510	5,536	5,029	-	-	1,201
Debt restructuring in various forms	94	4,902	2,504	Cash, land, premises and investments	1,380	1,655
Total	4,259	20,436	7,533		7,608	6,626

(Million Baht)

The Bank

2003

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	5,027	20,709	-	Cash, land, premises and investments	13,234	7,475
Changes of repayment conditions	213	6,557	5,891	-	-	1,918
Debt restructuring in various forms	244	5,412	3,770	Cash, land, premises and investments	1,372	2,110
Total	5,484	32,678	9,661		14,606	11,503

(Million Baht)

	The Bank					
	2002					
		The Outstanding Debt		Transferred Assets		
		Before	After			Loss on Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	3,369	8,576	-	Cash, land, premises and investments	5,137	3,439
Changes of repayment conditions	220	2,331	2,275	-	-	325
Debt restructuring in various forms	54	2,414	1,381	Cash, land, premises and investments	722	877
Total	3,643	13,321	3,656		5,859	4,641

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and resulted in losses on debt restructuring during the years ended December 31, 2003 and 2002 were as follows:

(Million Baht)

	The Bank							
	2003				2002			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Year	Cases	Restructuring	Restructuring	Year
Less than 5 years	415	5,468	3,962	2,692	203	1,789	834	556
5 to 10 years	27	2,765	1,976	1,974	37	624	610	527
Over 10 years	15	3,736	3,723	3,695	34	2,332	2,212	2,153
Total	457	11,969	9,661	8,361	274	4,745	3,656	3,236

(Million Baht)

Phethai – AMC

Terms of debt restructuring agreements	2003 Cases	2003 The Outstanding Debt Before Restructuring	2003 The Outstanding Debt After Restructuring	2003 End of Year	2002 Cases	2002 The Outstanding Debt Before Restructuring	2002 The Outstanding Debt After Restructuring	2002 End of Year
Less than 5 years	223	3,520	2,847	1,311	133	1,127	807	306
5 to 10 years	75	1,187	856	761	58	912	621	400
Over 10 years	251	1,466	1,197	1,052	87	366	343	229
Total	549	6,173	4,900	3,124	278	2,405	1,771	935

(Million Baht)

Ploy – AMC

Terms of debt restructuring agreements	2003 Cases	2003 The Outstanding Debt Before Restructuring	2003 The Outstanding Debt After Restructuring	2003 End of Year	2002 Cases	2002 The Outstanding Debt Before Restructuring	2002 The Outstanding Debt After Restructuring	2002 End of Year
Less than 5 years	41	1,569	1,236	854	34	1,979	1,269	889
5 to 10 years	13	1,379	1,374	1,289	11	1,141	672	505
Over 10 years	19	1,526	1,526	1,498	7	168	165	146
Total	73	4,474	4,136	3,641	52	3,288	2,106	1,540

The Bank and its subsidiaries recognized interest income from debt restructuring for each of the years ended December 31, 2003 and 2002 as follows:

(Million Baht)

	Consolidated 2003	Consolidated 2002	The Bank 2003	The Bank 2002
Debt restructuring contracts that incurred losses	2,858	1,481	1,320	986

As of December 31, 2003 and 2002, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank 2003	Consolidated and The Bank 2002
Debt restructuring contracts that incurred losses	117	109

As of December 31, 2003 and 2002, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the year as follows:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Debt restructuring contracts that incurred losses	15,126	5,711	8,361	3,236
Debt restructuring contracts that incurred no losses	22,702	30,716	21,237	28,270
Total	37,828	36,427	29,598	31,506

As of December 31, 2003 and 2002, the Bank and its subsidiaries had outstanding balances relating to all restructuring debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Debt restructuring contracts that incurred losses	28,354	20,546	20,940	18,128
Debt restructuring contracts that incurred no losses	57,298	81,698	50,941	73,877
Total	85,652	102,244	71,881	92,005

10 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the years were as follows:

(Million Baht)

Consolidated

2003

	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,722	248	255	1,994	43,983	26,748	76,950
Transferred from investments in receivables	39	8	-	-	575	44	666
Doubtful accounts (reversal)	663	20	(125)	(1,066)	(4,030)	(8,247)	(12,785)
Bad debts recovered	-	-	-	-	1,795	-	1,795
Bad debts written off	-	-	-	-	(8,259)	-	(8,259)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	887	-	887
Balance at ended of the year	4,424	276	130	928	34,891	18,545	59,194
Kasikorn Factoring Co.,Ltd							74
Balance at ended of the year							59,268

(Million Baht)

	Consolidated 2002						
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,562	223	685	3,411	17,798	25,647	51,326
Doubtful accounts (reversal)	160	25	(430)	(1,417)	(2,920)	1,101	(3,481)
Bad debts recovered	-	-	-	-	10,525	-	10,525
Bad debts written off	-	-	-	-	(4,570)	-	(4,570)
Reversal based on BoT policy	-	-	-	-	25,686	-	25,686
Allowances for loans transferred to TAMC	-	-	-	-	(1,418)	-	(1,418)
Others	-	-	-	-	(1,118)	-	(1,118)
Balance at ended of the year	3,722	248	255	1,994	43,983	26,748	76,950

(Million Baht)

	The Bank 2003						
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,950	229	255	1,994	28,606	19,886	54,920
Doubtful accounts (reversal)	565	16	(125)	(1,066)	(3,679)	(6,271)	(10,560)
Bad debt recovered	-	-	-	-	1,795	-	1,795
Bad debt written off	-	-	-	-	(3,039)	-	(3,039)
Allowance for loans transferred to TAMC	-	-	-	-	(60)	-	(60)
Others	-	-	-	-	(60)	-	(60)
Balance at ended of the year	4,515	245	130	928	23,563	13,615	42,996

(Million Baht)

	The Bank 2002						
	Normal	Special Mention	Sub-Standard	Doubtful	Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	3,828	204	647	3,410	-	16,912	25,001
Doubtful accounts (reversals)	122	25	(392)	(1,416)	(5,039)	2,974	(3,726)
Bad debts recovered	-	-	-	-	10,525	-	10,525
Bad debts written off	-	-	-	-	(1,193)	-	(1,193)
Reversal based on BoT policy	-	-	-	-	25,686	-	25,686
Allowances for loans sold to TAMC	-	-	-	-	(1,418)	-	(1,418)
Others	-	-	-	-	45	-	45
Balance at ended of the year	3,950	229	255	1,994	28,606	19,886	54,920

11 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the year were as follows:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Balance at beginning of the year	2,755	3,781	2,647	3,699
Addition (reversal)	5,130	(393)	2,825	(625)
Change of classification	887	-	-	-
Amortization	(2,106)	(633)	(751)	(427)
Balance at end of the year	6,666	2,755	4,721	2,647

12 NORMALIZED PROVISIONING

The movements in the normalized provisioning during the year were as follows:

(Million Baht)

	Consolidated and The Bank	
	2003	2002
Balance at beginning of the year	800	-
Addition	800	800
Balance at end of the year	1,600	800

13 PROPERTIES FORECLOSED

Properties foreclosed as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated 2003			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	18,063	4,326	(5,352)	17,037
1.2 Movable assets	26	2	-	28
Total	18,089	4,328	(5,352)	17,065
2. Others	1,442	90	(363)	1,169
Total Foreclosed Properties	19,531	4,418	(5,715)	18,234
Less Allowances for impairment	(4,444)	(434)	1,161	(3,717)
Total Foreclosed Properties – net	15,087	3,984	(4,554)	14,517

(Million Baht)

	Consolidated 2002			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	17,847	3,232	(3,016)	18,063
1.2 Movable assets	26	-	-	26
Total	17,873	3,232	(3,016)	18,089
2. Others	1,100	377	(35)	1,442
Total Foreclosed Properties	18,973	3,609	(3,051)	19,531
Less Allowances for impairment	(4,121)	(838)	515	(4,444)
Total Foreclosed Properties – net	14,852	2,771	(2,536)	15,087

(Million Baht)

The Bank				
	2003			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	14,701	2,895	(3,705)	13,891
1.2 Movable assets	26	2	-	28
Total	14,727	2,897	(3,705)	13,919
2. Others	376	90	(183)	283
Total Foreclosed Properties	15,103	2,987	(3,888)	14,202
Less Allowances for impairment	(4,034)	(446)	1,138	(3,342)
Total Foreclosed Properties - net	11,069	2,541	(2,750)	10,860

(Million Baht)

The Bank				
	2002			
Type of Foreclosed Properties	Beginning Balance	Addition	Disposal	Ending Balance
1. Assets acquired from debt repayment				
1.1 Immovable assets	15,512	1,559	(2,370)	14,701
1.2 Movable assets	26	-	-	26
Total	15,538	1,559	(2,370)	14,727
2. Others	6	375	(5)	376
Total Foreclosed Properties	15,544	1,934	(2,375)	15,103
Less Allowances for impairment	(3,910)	(630)	506	(4,034)
Total Foreclosed Properties - net	11,634	1,304	(1,869)	11,069

14 CLASSIFIED ASSETS

As of December 31, 2003 and 2002, assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), or properties foreclosed or other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	445,174	-	21	445,195
Special Mention	-	13,800	-	-	13,800
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,883	-	-	6,883
Loss	5,648	83,529	1,582	1,420	92,179
Total	5,648	552,701	1,582	1,441	561,372

(Million Baht)

	Consolidated 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	375,755	-	9	375,764
Special Mention	-	12,415	-	-	12,415
Sub-Standard	-	4,498	-	-	4,498
Doubtful	-	12,032	-	-	12,032
Loss	6,957	109,280	2,024	1,553	119,814
Total	6,957	513,980	2,024	1,562	524,523

(Million Baht)

	The Bank 2003				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	452,506	-	-	452,506
Special Mention	-	12,236	-	-	12,236
Sub-Standard	-	3,315	-	-	3,315
Doubtful	-	6,856	-	-	6,856
Loss	3,664	58,474	1,360	1,339	64,837
Total	3,664	533,387	1,360	1,339	539,750

(Million Baht)

	The Bank 2002				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Normal	-	398,652	-	-	398,652
Special Mention	-	11,456	-	-	11,456
Sub-Standard	-	4,498	-	-	4,498
Doubtful	-	12,032	-	-	12,032
Loss	4,843	76,188	1,829	1,294	84,154
Total	4,843	502,826	1,829	1,294	510,792

'REMISES AND EQUIPMENT

:hanges in premises and equipment for the year ended December 31, 2003 are summarized as follows:

(Million Baht)

Consolidated

2003

	Change of Cost				Change of Accumulated Depreciation				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Disposal/ Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal/ Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
t	2,991	-	(55)	2,936	-	-	-	-	492	(13)	479	2,499	2,457
alued cost in	5,992	-	(35)	5,957	-	-	-	-	-	-	-	5,992	5,957
g													
t	9,337	31	(65)	9,303	2,821	270	(17)	3,074	343	(9)	334	6,173	5,895
alued cost													
in 2000	4,903	-	(26)	4,877	1,805	147	(15)	1,937	-	-	-	3,098	2,940
in 2002	10	-	-	10	4	1	-	5	-	-	-	6	5
nent	13,960	876	(239)	14,597	9,876	1,050	(219)	10,707	-	-	-	4,084	3,890
	584	1,537	(960)	1,161	41	8	(1)	48	-	-	-	543	1,113
Total	37,777	2,444	(1,380)	38,841	14,547	1,476	(252)	15,771	835	(22)	813	22,395	22,257

iation presented in the statement of income of the Bank and its subsidiaries for each of the years ended December 31, 2003 and 2002 amounted to Baht 1,476 million and Baht 1,512 , respectively (including depreciation on building revaluation of Baht 148 million and Baht 155 million, respectively). As of December 31, 2003 and 2002, premises and equipment original cost of Baht 7,005 million and Baht 6,309 million, respectively, were fully depreciated but still in use.

(Million Baht)

The Bank

2003

	Change of Cost				Change of Accumulated Depreciation				Change of Allowance for Impairment			Book Value	
	Beginning Balance	Purchase/ Transfer in	Disposal/ Transfer out	Ending Balance	Beginning Balance	Depreciation	Disposal/ Transfer out	Ending Balance	Beginning Balance	Decrease	Ending Balance	Beginning Balance	Ending Balance
ost	2,895	-	(53)	2,842	-	-	-	-	473	(12)	461	2,422	2,381
evalued cost in	5,992	-	(35)	5,957	-	-	-	-	-	-	-	5,992	5,957
ling													
ost	8,679	30	(49)	8,660	2,728	249	(16)	2,961	244	(4)	240	5,707	5,459
evalued cost													
- in 2000	4,903	-	(26)	4,877	1,805	147	(15)	1,937	-	-	-	3,098	2,940
- in 2002	10	-	-	10	4	1	-	5	-	-	-	6	5
pment	13,915	858	(239)	14,534	9,861	1,031	(219)	10,673	-	-	-	4,054	3,861
rs	522	1,528	(956)	1,094	-	-	-	-	-	-	-	522	1,094
Total	36,916	2,416	(1,358)	37,974	14,398	1,428	(250)	15,576	717	(16)	701	21,801	21,697

eciation presented in the statement of income of the Bank for each of the years ended December 31, 2003 and 2002 amounted to Baht 1,428 million and Baht 1,479 million, respectively ıding depreciation on building revaluation of Baht 148 million and Baht 155 million, respectively). As of December 31, 2003 and 2002, premises and equipment with an original cost of 6,964 million and Baht 6,278 million, respectively, were fully depreciated but still in use.

Ar

16 DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Deferred tax assets as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated	
	2003	2002
Allowance for impairment of investments	13	13
Allowance for impairment of buildings	1	1
Allowance for doubtful accounts	22	-
Adjustment from operating leases to financial leases	7	-
Total	43	14

Deferred tax liabilities as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated and The Bank	
	2003	2002
Appraisal surplus	2,671	2,729
Revaluation surplus on investments	676	1,333
Total	3,347	4,062

17 DEPOSITS

Deposits as of December 31, 2003 and 2002 were classified as follows:

1. Classified by Type of Deposits

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Current	36,048	26,499	36,292	26,978
Savings	339,873	281,959	339,905	282,087
Term				
- Less than 6 months	238,488	273,333	238,488	273,333
- 6 months and less than 1 year	5,679	5,903	5,679	5,903
- 1 year and over 1 year	64,858	63,699	64,858	63,699
Total	684,946	651,393	685,222	652,000

2. Classified by Maturity of Contracts

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Within 1 year	676,843	638,654	677,119	639,261
Over 1 year	8,103	12,739	8,103	12,739
Total	684,946	651,393	685,222	652,000

3. Classified by Currencies and Residency of Depositors

(Million Baht)

	Consolidated					
	2003			2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	668,878	13,507	682,385	637,385	11,756	649,141
US Dollars	1,766	295	2,061	1,678	177	1,855
Other currencies	423	77	500	324	73	397
Total	671,067	13,879	684,946	639,387	12,006	651,393

(Million Baht)

	The Bank					
	2003			2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	669,154	13,507	682,661	637,992	11,756	649,748
US Dollars	1,766	295	2,061	1,678	177	1,855
Other currencies	423	77	500	324	73	397
Total	671,343	13,879	685,222	639,994	12,006	652,000

18 INTERBANK AND MONEY MARKET ITEMS (LIABILITIES)

Interbank and money market items (liabilities) as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated					
	2003			2002		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	68	68	-	28	28
Commercial banks	369	205	574	444	-	444
Other banks	201	-	201	172	-	172
Finance, securities and credit foncier companies	3,535	81	3,616	878	97	975
Other financial institutions	617	1,036	1,653	1,577	2,053	3,630
Total Domestic	4,722	1,390	6,112	3,071	2,178	5,249
2. Foreign						
US Dollars	446	3	449	97	19	116
Yen	31	-	31	78	-	78
Pounds	2	-	2	-	-	-
Euro	8	-	8	-	-	-
Other currencies	499	-	499	250	-	250
Total Foreign	986	3	989	425	19	444
Total Domestic and Foreign	5,708	1,393	7,101	3,496	2,197	5,693

(Million Baht)

	The Bank					
	2003			2002		
	At call	Term	Total	At call	Term	Total
1. Domestic						
The BoT and FIDF	-	68	68	-	28	28
Commercial banks	369	-	369	444	-	444
Other banks	201	-	201	172	-	172
Finance, securities and credit foncier companies	3,535	81	3,616	878	97	975
Other financial institutions	617	1,036	1,653	1,577	2,053	3,630
Total Domestic	4,722	1,185	5,907	3,071	2,178	5,249
2. Foreign						
US Dollars	446	3	449	97	19	116
Yen	31	-	31	78	-	78
Pounds	2	-	2	-	-	-
Euro	8	-	8	-	-	-
Other currencies	499	-	499	250	-	250
Total Foreign	986	3	989	425	19	444
Total Domestic and Foreign	5,708	1,188	6,896	3,496	2,197	5,693

19 LONG-TERM BORROWINGS

Long-term borrowings as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated and The Bank					
	2003			2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated Debentures (Note 20)	-	7,874	7,874	-	8,589	8,589
Subordinated Debentures cum Preferred Shares (Note 21)	19,967	-	19,967	19,967	-	19,967
Subordinated Debentures of the Thai Farmers Bank Plc. No.2 (Note 21)	20,000	-	20,000	20,000	-	20,000
Subordinated Debentures of the KASIKORNBANK Plc. No.3 (Note 21)	12,000	-	12,000	-	-	-
Total	51,967	7,874	59,841	39,967	8,589	48,556

20 SUBORDINATED DEBENTURES AND WARRANTS

The Board of Directors in its meeting on July 25, 1996 approved the issuance of US$ 200 million of unsecured subordinated debentures, having a face value of US$ 100,000 each, with a twenty-year maturity offered at a price of US$ 98,997 each on August 21, 1996 carrying a 8.25 percent coupon rate payable semi-annually.

In addition, the second issuance of warrants of 100 million units having a six-year maturity, were offered to existing shareholders in the ratio of eight ordinary shares for each warrant, at a price of Baht 25 each totaling Baht 2,500 million. Each warrant can be exercised quarterly over their maturity for a Baht 10 par value ordinary share at a price of Baht 200 each. The subscription period was during September 4-12, 1996. On August 20, 1999, the exercise price was adjusted to Baht 131.832 and the exercise ratio of ordinary shares was 1.51708 per each warrant. The last exercise date was September 16, 2002 and expired warrants amounting to Baht 2,520 million have been presented in the financial statements as premium on expired warrants.

A resolution was passed by the Extraordinary Meeting of Shareholders held on August 11, 1999 authorizing (i) the issuance and offering for sale of 50,000,000 units of warrants for ordinary shares of the Bank to the Bank's employees, except for directors, under a three-year scheme and (ii) allocating 50,000,000 new ordinary shares from the increase of the authorized share capital, with a par value of Baht 10 each, to support the exercise of the warrants for ordinary shares of the Bank to be issued and offered for sale to Bank employees, except for directors, under the above scheme.

Warrants issued to Bank employees (except directors) consisted of:

Details of Warrants	Phase 1	Phase 2	Phase 3
1. Offering date	August 1-31, 2000	December 7-28, 2001	December 2-30, 2002
2. Maturity	five-year and four-month	five-year and one-day	five-year
3. Offering price	zero Baht	zero Baht	zero Baht
4. Right to exercise	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share	1 warrant : 1 ordinary share
5. Exercise price	30 Baht	30 Baht	27.82 Baht
6. Exercise date (every last business day)	June and December	June and December	March , June , September and December
7. Term of exercise period	Dec. 28, 2001 - Dec. 30, 2005	Dec. 30, 2002 – Dec. 29, 2006	Dec. 30, 2003 – Dec. 30, 2007
8. Total offered	18,500,000 units	5,000,000 units	26,500,000 units
9. Total allocated	15,612,600 units	3,962,500 units	26,490,560 units
10. Total allocated and accepted	15,586,300 units	3,885,300 units	26,048,380 units

(Unit : Unit)

The movements of warrants during the year	Phase 1	Phase 2	Phase 3	Total
Beginning balance as of January 1, 2002	14,359,900	3,885,300	-	18,245,200
Add Warrant issued during the year	-	-	26,048,380	26,048,380
Less Exercised right terminated from employee's retirement	(546,000)	(591,900)	-	(1,137,900)
Ending balance as of December 31, 2002	13,813,900	3,293,400	26,048,380	43,155,680
Less Exercised	(5,045,940)	(739,720)	(2,670,872)	(8,456,532)
Less Exercised right terminated from employee's retirement	(522,200)	(131,560)	(229,980)	(883,740)
Ending balance as of December 31, 2003	8,245,760	2,422,120	23,147,528	33,815,408

21 SUBORDINATED DEBENTURES

SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (COMMONLY REFERRED TO AS "SLIPS")

On January 11, 1999, the Bank jointly and simultaneously issued 547,345 Class A Preferred Shares (the "Preferred Shares"), with a par value of Baht 10 per share and a liquidation preference of US$ 1,000 per share, and 547,345 Subordinated Debentures Cum Preferred Shares of the Thai Farmers Bank Public Company Limited No. 1 ("Debentures #1"), with a face value of US$ 1,000 per debenture, for total proceeds of US$ 547,345,000 (Baht 19,999,986,300). These securities were purchased by The Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund (the "Fund") with the proceeds from the Fund's offering of Investment Units to institutional investors. The Bank and the Fund entered into a Master Investment Contract (the "Contract") that sets forth certain terms and conditions for the securities.

The Preferred Shares are noncumulative. The Bank must declare and pay a full dividend on the Preferred Shares if it declares and pays a dividend on ordinary shares of the Bank. The amount of the dividend on the Preferred Shares shall be limited to Baht 1 per share per annum if either the Bank continues to pay interest on the Debentures #1 in full or the liquidation preference of the Preferred Shares has been reduced to par as discussed below. If the Bank has not continued to pay interest in full on the Debentures #1, the dividend on the Preferred Shares shall be equal to the annual interest not paid on the Debentures #1. If the Bank does not declare and pay a dividend to ordinary shareholders and, therefore, is not required to pay a dividend on the Preferred Shares, the Bank still has the option to pay part or all of the dividends on the Preferred Shares if there are sufficient retained profits or not to pay any dividend. Upon a redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par value and each Preferred Share shall be converted into one ordinary share of the Bank under the terms set forth in the Contract.

The Debentures #1 mature upon liquidation of the Bank. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, if the Debentures #1 and Preferred Shares no longer qualify as tier I capital of the Bank or if interest payments under the Debentures #1 are no longer deductible as an expense for income tax purposes. Otherwise, they are redeemable at the option of the Bank after five years. The Debentures #1 bear interest at a stated rate of 19.32% per annum payable semi-annually, though the effective interest rate is higher as discussed below. The Bank is only required to pay such interest if it would otherwise be required to pay dividends on the Preferred Shares. If the Bank is not required to pay interest, the Bank still may pay part or all of the interest at its option.

The Contract stipulates that, prior to redemption of the Debentures #1, the Preferred Shares may only be transferred to another person if the Fund simultaneously transfers the Debentures #1 to the same person and such person agrees to be bound by the Contract. Also under the Contract, the Fund and the Bank agree that, upon redemption of the Debentures #1, the liquidation preference of the Preferred Shares is reduced to par and each Preferred Share shall be converted into one ordinary share of the Bank. The Contract also effectively converts the Debentures #1 from a US$ obligation to a Baht obligation by fixing the Baht equivalent exchange rate for interest payments and redemption to the exchange rate officially declared by the Bank of Thailand on the day immediately prior to the issue date of the Debentures #1. The resulting effective Baht denominated interest rate for the Debentures #1 is 23% per annum. Under the Contract, it is understood that redemption of the Debentures #1 by the Bank shall be deemed to be full payment to the Fund under the terms of the Debentures #1 and Preferred Shares as set forth in the prospectus and the Articles of Association, respectively.

SUBORDINATED DEBENTURES NO.2

Also on January 11, 1999, the Bank issued 20,000,000 Subordinated Debentures of the Thai Farmers Bank Public Company Limited No. 2 Due 2549 ("Debentures #2"), with a face value of Baht 1,000 per debenture, for total proceeds of Baht 20,000,000,000. The Debentures #2 mature seven years after the issue date. They are redeemable early at the option of the Bank, and upon approval of the Bank of Thailand, after five years. The Debentures #2 bear interest at 22.296175% per annum payable quarterly.

The Bank presented the transactions of the subordinated debentures cum preferred shares of Baht 19,999 million to conform with the Institute of Certified Accountants and Auditors of Thailand's third interpretation titled The Hybrid Financial Instruments Issued by Financial Institution. In this regard, the Bank presents the preferred shares and the premiums on preferred shares totaling Baht 33 million as a part of shareholders' equity and presents the remaining Baht 19,967 million in the separate item under "Subordinated debentures cum preferred shares" as a part of liabilities. However the total amount of subordinated debentures cum preferred shares can be counted as tier 1 capital as permitted by the Bank of Thailand. The Debentures #2 of the Baht 20,000 million are presented as part of long-term borrowings.

SUBORDINATED DEBENTURES NO.3

The Board of Directors in its meeting on September 25, 2003 approved the issuance of the Subordinated Debentures in name certificate without security and not convertible, having debenture holder representative in Thai Baht currency not exceeding Baht 12,000 million, with a maturity of no more than 10 years in order to raise long-term funding a reasonable cost, to efficiently manage the interest rate risk and liquidity risk, as well as to strengthen the status of the Banks tier two capital funds. On October 16, 2003, the Bank issued the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No.3 Due A.D. 2013 in the amount of Baht 12,000 million, with a ten-year maturity. In accordance with certain terms and conditions and with the approval of the Bank of Thailand, the Bank may redeem the debentures before maturity as follows: (1) on the fifth anniversary of the issue date or any subsequent interest payment date after the fifth anniversary of the issue date; or (2) if the Bank can demonstrate that interest payments under the Debentures are no longer, or will no longer be, deductible as an expense for income tax purposes; or (3) in any other case as may be later stipulated by the Bank of Thailand. The debentures bear interest at the fixed interest rate for the first five years of 3.75 percent per annum and the fixed interest rate for the second five years of 4.25 percent per annum. Interest is payable quarterly.

THE EARLY REDEMPTION OF THE SUBORDINATED DEBENTURES CUM PREFERRED SHARES NO.1 (COMMONLY REFERRED TO AS "SLIPS")

The Board of Directors at its meeting on October 30, 2003, approved the early redemption on January 12, 2004, of the Subordinated Debentures cum Preferred Shares of the Thai Farmers Bank Public Company Limited No.1 Due upon Liquidation in the amount of Baht 19,999,986,300 and the Subordinated Debentures of the Thai Farmers Bank Public Company Limited No.2 Due A.D. 2006 in the amount of Baht 20,000,000,000 and approved any actions pertaining to the Redemption of the Instruments and the conversion of the Class A Preferred Shares into ordinary shares in accordance with the Bank's Articles of Association, Terms and Conditions of the Instruments, Agreements and relevant laws. The Bank obtained approval from the Bank of Thailand to proceed with the early redemption, subject to the condition that the ratio of capital funds to risk assets of the Bank shall not thereby become lower than 9% and that the Bank must comply with the Bank of Thailand's relevant letter.

22 SHARE CAPITAL

On July 11, 2003, the Bank registered the change in its paid-up share capital as a result of the increase in paid-up capital of 970,700 shares at Baht 10 par value, totaling Baht 9,707,000, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors). As of December 31,2003 the Bank had total paid-up share capital of Baht 23,540,654,170, which consisted of 2,353,518,072 ordinary shares and 547,345 class preferred shares.

23 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of December 31, 2003 and 2002 were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

(Million Baht)

	2003	2002
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	78,586	78,557
Legal reserves	800	800
Other reserves	26,675	26,675
Net loss after appropriation	(69,157)	(83,029)
Subordinated debentures cum preferred shares	19,967	19,967
Total Tier 1 Capital	56,871	42,970
Tier 2 Capital		
Surplus on land revaluation	4,168	4,192
Surplus on premises revaluation	1,471	1,550
Surplus on marketable equity securities revaluation	272	-
Provision for normal assets	4,448	3,758
Subordinated debentures	27,845	20,561
Total Tier 2 Capital	38,204	30,061
Total Capital Requirements	95,075	73,031

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital fund to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contigencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	2003	2002
Total Capital Requirements	17.48	14.34
Tier-1 Capital	10.46	8.44

24 LEGAL RESERVE

According to Public Company Act, the Bank has to allocate at least 5 percent of its net income for the year, less accumulated net loss (if any), to capital reserves until this reserved capital is not less than 10 percent of authorized share capital, and under the provision of the Civil and Commercial Code of Thailand, subsidiary companies are required to set aside as a legal reserve at least 5 percent of its net income each time a dividend is declared until the reserve reaches 10 percent of authorized share capital. The reserve is not available for dividend distribution.

25 OTHER RESERVES

The Bank allocates part of its net income for the year to become other reserves which are classified or considered to be general capital with no specific purpose.

26 BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL)

Bad debt and doubtful accounts (reversal) for each of the years ended December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
General customers	(12,785)	(3,481)	(10,560)	(3,726)
Financial institutions	(47)	177	(47)	177
Total	(12,832)	(3,304)	(10,607)	(3,549)
Kasikorn Factoring Co.,Ltd.	6	-	-	-
	(12,826)	(3,304)	(10,607)	(3,549)

27 LOSS ON DEBT RESTRUCTURING

Loss on debt restructuring for each of the years ended December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Net present value of cashflows lower than investments in receivables	3,357	(393)	2,825	(625)
Transferred assets lower than investments in receivables	10,103	4,620	8,370	4,174
Total	13,460	4,227	11,195	3,549

28 INCOME TAX

Income tax for each of the years ended December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Current income tax expense	94	39	-	-
Deferred income tax expense relating to the origination and reversal of temporary difference	(61)	(114)	(58)	(115)
Income tax expense	33	(75)	(58)	(115)

The Bank has deferred income tax, which has been transferred directly to shareholders' equity consisting of:

	Consolidated and The Bank (Million Baht)	
	2003	2002
Deferred income tax relating to appraisal revaluation surplus decreased	(58)	(64)
Deferred income tax relating to changes in value of investment (decreased) increased	(657)	502

29 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of December 31, 2003 and 2002 consisted of:

	Consolidated and The Bank (Million Baht)	
	2003	2002
Government bonds	5	5
State enterprise bonds	28	28
Total	33	33

The Bank has pledged these assets as collateral for electricity consumption and using as court collateral.

30 CONTINGENCIES

Contingencies as of December 31, 2003 and 2002 consisted of:

(Million Baht)

	Consolidated					
	2003			2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	459	-	459	261	-	261
Letters of indemnity-						
borrowing	69	5,009	5,078	140	6,190	6,330
Other guarantees	25,889	4,172	30,061	24,706	3,955	28,661
Letters of credit	493	9,503	9,996	380	8,496	8,876
Exchange rate agreements						
Purchase agreements	469	52,840	53,309	-	48,819	48,819
Sale agreements	-	191,447	191,447	324	172,211	172,535
Interest rate agreements						
Purchase agreements	2,000	21,743	23,743	-	11,559	11,559
Sale agreements	2,000	23,526	25,526	-	11,559	11,559
Credit Default Swap	-	792	792	-	-	-
Unused credit line of						
overdraft	105,176	-	105,176	103,353	-	103,353
Others	174	4,286	4,460	137	6,125	6,262
Total	136,729	313,318	450,047	129,301	268,914	398,215

(Million Baht)

	The Bank					
	2003			2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	459	-	459	261	-	261
Letters of indemnity-						
borrowing	69	5,009	5,078	140	6,190	6,330
Other guarantees	25,891	4,118	30,009	24,706	3,955	28,661
Letters of credit	493	9,503	9,996	380	8,496	8,876
Exchange rate agreements						
Purchase agreements	469	52,840	53,309	-	48,819	48,819
Sale agreements	-	191,447	191,447	324	172,211	172,535
Interest rate agreements						
Purchase agreements	2,000	21,743	23,743	-	11,559	11,559
Sale agreements	2,000	23,526	25,526	-	11,559	11,559
Credit Default Swap	-	792	792	-	-	-
Unused credit line of						
overdraft	105,176	-	105,176	103,353	-	103,353
Others	174	4,286	4,460	137	6,125	6,262
Total	136,731	313,264	449,995	129,301	268,914	398,215

Under normal business operations, the Bank is a defendant in litigations against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 935 million and Baht 792 million as of December 31, 2003 and 2002, respectively. The Management believes that any liability resulting from these litigations will not be material to the Bank's financial position or on the results of operations.

31 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital, as of December 31, 2003 and 2002 are summarized as follows:

(Million Baht)

	Consolidated	
	2003 End of Year	2002 End of Year
Loans		
1. Executive officers	20	24
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[1]	1,629	2,530
Total	1,649	2,554
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	69	76
Total	69	76

(Million Baht)

	The Bank	
	2003 End of Year	2002 End of Year
Loans		
1. Executive officers	20	24
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	22,769	31,750
Total	22,789	31,774
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	72	76
Total	72	76

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding December 31, 2003	% Shareholding December 31, 2002	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co.,Ltd.	Subsidiary	99.99%	20.00%	Ordinary share	Lending
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Services Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Progress Software Co., Ltd.	Subsidiary	60.00%	60.00%	Ordinary share	Service
Thai Administration Services Co., Ltd.	Subsidiary	51.00%	51.00%	Ordinary share	Service

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	December 31, 2003	December 31, 2002
Loans		
Subsidiary Companies		
Phethai Asset Management Co., Ltd.		
Beginning balance	16,850	20,600
Deductions	(5,000)	(3,750)
Ending balance	11,850	16,850
Ploy Asset Management Co., Ltd.		
Beginning balance	12,370	16,380
Deductions	(4,365)	(4,010)
Ending balance	8,005	12,370
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	27	56
- Ploy Asset Management Co., Ltd.	5	8
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	115	322
- Ploy Asset Management Co., Ltd.	84	153

	(Million Baht)	
	The Bank	
	For Each of the Years Ended December 31,	
	2003	2002
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	204	391
- Ploy Asset Management Co., Ltd.	146	302

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of December 31, 2003 and 2002, the pledged deposits were Baht 115 million and Baht 322 million, respectively.

Loans to Ploy Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, on which deposits are pledged as collateral. As of December 31, 2003 and 2002, the pledged deposits were Baht 84 million and Baht 153 million, respectively.

As of December 31, 2003 and 2002, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 119 million and Baht 169 million, respectively.

As of December 31, 2003 and December 31, 2002, the Bank has provided an allowance for doubtful accounts for Ploy Asset Management Company Limited, classified as normal loans, amounting to Baht 80 million and Baht 124 million, respectively.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business, are as follows:

1. Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies as of December 31, 2003 and 2002 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	70	1,285	70
- Thai Administration Services Co., Ltd.	48	-	48	-
Associated Companies				
- E. S. Industry Co., Ltd.	325	325	325	325
(As a result of reversal of loans and allowance for doubtful accounts in 2002)				

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	18	31	18	31
- Progress Appraisal Co., Ltd.	40	21	40	21
- Progress Land and Buildings Co., Ltd.	-	-	23	128
- Progress Software Co., Ltd.	22	34	22	34
- Thai Administration Services Co., Ltd.	5	41	5	41
- Kanpai Co., Ltd.	9	14	9	14
- Progress Plus Co., Ltd.	11	13	11	13
- Progress Service Co.,Ltd.	16	1	16	1
- Progress Management Co.,Ltd.	10	7	10	7
- Kasikorn Factoring Co., Ltd.	-	20	40	20
Associated Companies				
- Processing Center Co., Ltd.	56	19	56	19
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	14	4
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	40	20	40	20
- Progress Plus Co., Ltd.	21	16	21	16
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	33	50	33	50
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of December 31, 2003 and 2002, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 3 million and Baht 7 million, respectively.

2. Revenue and expenses occurring between the Bank, its subsidiary and associated companies for each of the years ended December 31, 2003 and 2002 are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Subsidiary Companies				
Revenue:				
Interest income	-	-	18	-
Dividend income	24	-	203	65
Fee income	1	-	66	47
Other Income	12	10	13	11
Expenses:				
Other expenses	974	665	974	666
Associated Companies				
Revenues:				
Interest income	-	5	-	5
Dividend income	4	3	4	3
Fee income	-	2	-	2
Expenses:				
Other expenses	36	33	36	33

3. Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence as of December 31, 2003 and 2002 were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	2003	2002
Loans		
- T T & T Public Co., Ltd.	2,425	2,557
- Siam Food Products Public Co.,Ltd.	86	51
- Jutha Maritime Public Co., Ltd.	10	10
- Indo Worth (Thailand) Ltd.	44	24
- Charoen Pokhaphand Feedmill Public Co., Ltd.	100	3
Deposits		
- Sermsuk Public Co., Ltd.	262	385
- Sermsuk Y.H.S. Beverage Co., Ltd.	13	16
- Com - Link Co., Ltd.	60	228
- Muang Thai Life Assurance Co., Ltd.	257	234
- Siam Food Products Public Co.,Ltd.	14	26
- Mitsubishi Elevator Asia Co., Ltd.	81	86
- Bangkok Glass Industry Co., Ltd.	20	65
- Thai British Security Printing Ltd.	46	36
- Punyariddhi Law Office Co.,Ltd.	8	15
- T T & T Public Co., Ltd.	2,125	1,419
- Muangthai Holding Co.,Ltd.	10	7
- Siam Motors Parts Co.,Ltd.	18	8
- Samart Corporation Public Co.,Ltd.	110	3
Contingencies		
- Dole Thailand Ltd.	71	87
- SermSuk Co., Ltd.	18	13
- Com - Link Co., Ltd.	59	59
- Thai British Security Printing Ltd.	22	21
- Siam Food Products Public Co.,Ltd.	1,177	17
- Yip in Tsoi & Jacks Ltd.	19	11
- Bangkok Glass Industry Co., Ltd.	91	-

4. Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank as of December 31, 2003 and 2002 are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	2003	2002
Deposits	579	445

32 BENEFITS OF DIRECTORS' AND EXECUTIVE

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonuses (if any) and income tax, executives' salary and bonuses (if any).

33 LONG-TERM LEASE AGREEMENTS

1. Lease Agreement

As of December 31, 2003 and 2002, the Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. The Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated 2003	The Bank 2003
Land/building lease agreements	January 1, 2004 – October 17, 2027	368	368
Vehicle lease agreements	January 1, 2004 – November 30, 2007	399	377
Total		767	745

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated 2002	The Bank 2002
Land/building lease agreements	January 1, 2003 – October 17, 2027	411	411
Vehicle lease agreements	January 1, 2003 – November 30, 2006	525	514
Total		936	925

2. Service Agreement

On November 12, 2002 the Bank has entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until December 31, 2012 and for which as of December 31, 2003 the Bank is committed to pay a total service fee of Baht 9,143 million.

34 SUBSEQUENT EVENTS

On January 12, 2004, the Bank redeemed early the Subordinated Debentures cum Preferred Shares of the Thai Farmers Bank Public Company Limited No.1 in the amount of Baht 19,999,986,300 and the Subordinated Debentures of the Thai Farmers Bank Public Company Limited No.2 in the amount of Baht 20,000,000,000 and the payment have been made completely to the Preferred Shares-Subordinated Debentures of Thai Farmers Bank Plc. Fund. The preferred shares were converted to ordinary shares of 547,345 shares at the same date.

On January 9, 2004, the Bank registered the change of its paid-up capital as a result of the increase in paid-up capital of 7,485,832 shares at Baht 10 par value, totaling Baht 74,858,320, from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors (Note 20) and on January 13, 2004, the Bank also registered the change of its paid-up capital as a result from the conversion of Class A Preferred Shares into ordinary shares of 547,345 shares at Baht 10 par value, totaling Baht 5,473,450 (Note 21). The Bank has total paid-up share capital of Baht 23,615,512,490 represents 2,361,551,249 ordinary shares.

35 CHANGE OF ACCOUNTING PROCEDURE OF THE ASSET MANAGEMENT SUBSIDIARIES

In the accounting year 2003, the asset management subsidiaries accounted for the transfer of financial assets from investment in receivables to loans, in accordance with the Bank of Thailand's notification, dated December 3, 2002, "Re: Accounting procedures regarding purchasing or taking of transfer of loan debtors and supervision guidelines", which is applicable to financial statements for accounting periods ended on or after December 31, 2003 onwards, as follows ;

Investments in receivables, which were restructured, have been transferred to loans at the fair value on the transfer date, including the debtors restructured before the year 2003. The subsidiaries recognized interest income on loans on a cash basis in 2003, whereas previously they recognized interest income using the effective yield method.

The effects of the change in the accounting procedure of the asset management subsidiaries in the consolidated and separate financial statements of the Bank are summarized as follows:

(Million Baht)

	Consolidated	The Bank
As of December 31, 2003		
Decrease in long-term investments - net	6,939	-
Increase in investment in subsidiaries and associated companies - net	-	2,074
Increase in loans - net	12,251	-
For the year ended December 31, 2003		
Decrease in interest income on loans	(1,265)	-
Decrease in interest income from investments	(1,247)	-
Decrease in bad debt and doubtful accounts	2,008	-
Increase in gain on transfer of financial assets	2,578	-
Increase in share of profit from investments on equity method	-	2,074
Increase in net income	2,074	2,074
Increase in earnings per share	0.88	0.88

In accordance with the Bank of Thailand's notification, dated December 3, 2002, there is no requirement to apply this change in accounting procedure retroactively.

36 THE FINANCIAL POSITION AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial position and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,873	20,470	831,343	(10,012)	821,331
Interbank and money market items - net (assets)	99,088	5,834	104,922	-	104,922
Investments – net	121,417	13,837	135,254	-	135,254
Loans	547,151	767	547,918	-	547,918
Deposits	684,874	72	684,946	-	684,946
Interbank and money market items (liabilities)	7,101	-	7,101	-	7,101
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,163	21,841	466,004	(15,957)	450,047

(Million Baht)

	Consolidated December 31, 2002				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	749,056	26,112	775,168	(14,386)	760,782
Interbank and money market items - net (assets)	89,581	5,259	94,840	-	94,840
Investments - net	144,963	19,901	164,864	-	164,864
Loans	505,259	944	506,203	-	506,203
Deposits	651,315	78	651,393	-	651,393
Interbank and money market items (liabilities)	5,693	-	5,693	-	5,693
Borrowings	39,967	8,589	48,556	-	48,556
Contingencies	395,106	20,674	415,780	(17,565)	398,215

(Million Baht)

	The Bank December 31, 2003				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	810,418	20,470	830,888	(10,012)	820,876
Interbank and money market items-net (assets)	98,810	5,834	104,644	-	104,644
Investments - net	126,927	13,838	140,765	-	140,765
Loans	529,323	767	530,090	-	530,090
Deposits	685,150	72	685,222	-	685,222
Interbank and money market items (liabilities)	6,896	-	6,896	-	6,896
Borrowings	51,967	7,874	59,841	-	59,841
Contingencies	444,111	21,841	465,952	(15,957)	449,995

(Million Baht)

	The Bank December 31, 2002				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	748,976	26,112	775,088	(14,386)	760,702
Interbank and money market items-net (assets)	89,514	5,259	94,773	-	94,773
Investments - net	138,868	19,901	158,769	-	158,769
Loans	495,582	943	496,525	-	496,525
Deposits	651,922	78	652,000	-	652,000
Interbank and money market items (liabilities)	5,693	-	5,693	-	5,693
Borrowings	39,967	8,589	48,556	-	48,556
Contingencies	395,106	20,674	415,780	(17,565)	398,215

2. Results of Operations Classified by Types of Business

(Million Baht)

Consolidated

For the Year Ended December 31, 2003

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	32,514	527	33,041	(256)	32,785
Interest expense	12,529	938	13,467	(256)	13,211
Net income (expense) from interest and dividend	19,985	(411)	19,574	-	19,574
Non-interest income	12,475	1,218	13,693	-	13,693
Non-interest expense	18,309	79	18,388	-	18,388
Income before income tax	14,151	728	14,879	-	14,879

(Million Baht)

Consolidated

For the Year Ended December 31, 2002

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	35,525	837	36,362	(453)	35,909
Interest expense	16,497	1,243	17,740	(453)	17,287
Net income (expense) from interest and dividend	19,028	(406)	18,622	-	18,622
Non-interest income	7,375	632	8,007	(11)	7,996
Non-interest expense	19,884	113	19,997	(11)	19,986
Income before income tax	6,519	113	6,632	-	6,632

(Million Baht)

The Bank

For the Year Ended December 31, 2003

	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	30,765	527	31,292	(256)	31,036
Interest expense	12,509	938	13,447	(256)	13,191
Net income (expense) from interest and dividend	18,256	(411)	17,845	-	17,845
Non-interest income	12,969	1,218	14,187	-	14,187
Non-interest expense	17,197	79	17,276	-	17,276
Income before income tax	14,028	728	14,756	-	14,756

(Million Baht)

	The Bank				
	For the Year Ended December 31, 2002				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	32,954	837	33,791	(453)	33,338
Interest expense	16,497	1,243	17,740	(453)	17,287
Net income (expense) from interest and dividend	16,457	(406)	16,051	-	16,051
Non-interest income	7,368	632	8,000	(11)	7,989
Non-interest expense	17,369	113	17,482	(11)	17,471
Income before income tax	6,456	113	6,569	-	6,569

37 FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise.

Credit risk

Credit risk refers to the risk that a counterparty or a borrower may default on its contractual obligations and agreements. Such default may be caused by the counterparty's inability to pay due to financial encumbrances or their intention not to abide by the contractual agreements, resulting in a loss to the Bank.

The Bank has implemented credit risk management processes to measure and control credit risk. Through the use of credit risk rating tools for assessing customers' credit risk rating, the Bank is capable of granting better quality loans and is able to determine an appropriate return given the risk level of each loan. In addition, the Bank is able to allocate credit concentration to various business sectors and industries, so as to diversify credit risk as a whole. In the credit approval process, the Bank considers the customer's ability to repay and the loan objectives as key factors in the approval of credit and may obtain sufficient collateral or other securities, where appropriate, as a means of mitigating the risk of financial losses from default. To maximize the effectiveness of the credit approval process, credit analysis and approval functions are separated from the units responsible for maintaining customer relationships. The Bank also has processes for regularly reviewing customers' credit rating and performance on all approved transactions. For non-performing loans (NPL), the Bank has closely and continuously monitored, resolved and/or restructured them to retain maximum benefits for the organization.

Of the "loans" item shown in the balance sheet, the Bank's maximum credit loss is the carrying amount of net loans after deduction of applicable provision for losses without considering the value of collateral. In addition, credit risk may arise from off-balance sheet items or contingencies.

Market risk

Market risk is any risk due to changes in interest rates, foreign exchange rates or securities prices that will have an effect on the Bank's funding costs, investment position or foreign currency position, resulting in possible loss to the Bank. Market risk for the Bank can be categorized as interest rate risk, foreign exchange risk and equity position risk.

1. *Interest rate risk*

Interest rate risk refers to any risk that arises from changes in interest rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets and liabilities, both in the current reporting period and in future years. Interest rate risk also arises from the structure and characteristics of the Bank's assets, liabilities and equities.

Most of the Bank's credit is based on the Bank's floating interest rates (MLR, MOR and MRR). Deposit interest rates are in line with the announcements made by the Bank. As a result, the interest rate risk faced by the Bank is generally low. However, the Bank actively manages such risk by adjusting its asset and liability structure in order to maximize returns under the acceptable risk levels in order to the best fit current market conditions and trends. Management of interest rate risk is under the supervision of the Bank's Asset and Liability Management Sub-Committee.

An analysis of loans (including financial institutions) at fixed and floating interest rates (MLR, MOR and MRR) as of December 31, 2003 and 2002 is as follows:

(Million Baht)

	Consolidated		The Bank	
	2003	2002	2003	2002
Fixed interest rate	118,160	80,871	123,733	104,534
Floating interest rate	431,571	429,697	408,170	396,356
Total Loans (including financial institutions)	549,731	510,568	531,903	500,890

The following are interest-bearing financial assets and liabilities of the Bank and its subsidiaries, the average balances of which are calculated by using beginning and ending balances. The average interest and dividend rates during the years ended December 31, 2003 and 2002 is as follows:

(Million Baht)

	Consolidated					
	2003			2002		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	100,502	1,685	1.68	130,303	3,175	2.44
Securities purchased under resale agreements	25,055	566	2.26	11,050	403	3.65
Investments	153,740	4,414	2.87	148,011	6,430	4.34
Loans	527,061	26,121	4.96	491,345	25,900	5.27
Total	806,358	32,786	4.07	780,709	35,908	4.60
Interest-bearing Liabilities						
Deposits	668,170	7,747	1.16	657,962	11,812	1.80
Interbank and money market items	6,397	227	3.54	9,758	300	3.07
Securities sold under repurchase agreements	1,363	6	0.44	1,030	11	1.05
Borrowings	54,199	5,232	9.65	48,652	5,163	10.61
Total	730,129	13,212	1.81	717,402	17,286	2.41

(Million Baht)

	The Bank					
	2003			2002		
	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)	Average Balance	Interest and Dividend Income/ Expense	Average Rate (%)
Interest-bearing Financial Assets						
Interbank and money market items	100,330	1,682	1.68	130,014	3,172	2.44
Securities purchased under resale agreements	25,055	566	2.26	11,050	403	3.65
Investments	150,444	4,405	2.93	137,384	4,756	3.46
Loans	513,308	24,383	4.75	481,333	25,007	5.20
Total	789,137	31,036	3.93	759,781	33,338	4.39
Interest-bearing Liabilities						
Deposits	668,611	7,747	1.16	658,423	11,812	1.79
Interbank and money market items	6,295	206	3.27	9,762	300	3.07
Securities sold under repurchase agreements	1,363	6	0.44	1,030	11	1.05
Borrowings	54,199	5,232	9.65	48,652	5,163	10.61
Total	730,468	13,191	1.81	717,867	17,286	2.41

Financial assets and liabilities, classified by maturity of interest repricing, as of December 31, 2003 and 2002 are shown below:

(Million Baht)

Consolidated

2003

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Years	Non-interest Bearing	Stop Accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,699	-	18,699
Interbank and money market Items	1,663	7,916	83,800	60	-	11,493	588	105,520
Securities purchased under resale agreements	-	31,710	-	-	-	-	-	31,710
Investments	15,012	20,082	26,442	58,681	5,450	6,749	6,875	139,291
Loans	306,092	47,246	3,867	32,516	8,069	909	149,219	547,918
Accrued interest receivable	-	-	-	-	-	2,971	-	2,971
Customers' liability under Acceptances	-	-	-	-	-	676	-	676
Accrued income receivable	-	-	-	-	-	1,671	-	1,671
Other assets	-	-	-	-	-	2,699	-	2,699
Total Financial Assets	322,767	106,954	114,109	91,257	13,519	45,867	156,682	851,155
Financial Liabilities								
Deposits	339,806	273,617	27,305	8,103	-	36,115	-	684,946
Interbank and money market items	1,117	146	1,113	-	-	4,725	-	7,101
Liabilities payable on demand	-	-	-	-	-	7,042	-	7,042
Borrowings	-	39,967	-	-	19,874	-	-	59,841
Bank's liability under acceptances	-	-	-	-	-	676	-	676
Accrued interest payable	-	-	-	-	-	2,564	-	2,564
Other liabilities	-	-	-	-	-	1,626	-	1,626
Total Financial Liabilities	340,923	313,730	28,418	8,103	19,874	52,748	-	763,796
On-balance sheet items	(18,156)	(206,776)	85,691	83,154	(6,355)	(6,881)	156,682	87,359
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	243,796	-	243,796
Cross currency swaps	-	158	-	802	-	-	-	960
Interest rate swaps	-	14,271	2,974	-	-	14,779	-	32,024
Credit Default Swap	-	-	-	-	-	792	-	792

(Million Baht)

Consolidated

2002

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Years	Non-interest Bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	9,764	-	9,764
Interbank and money market items	3,758	54,608	31,135	130	-	4,850	1,003	95,484
Securities purchased under resale agreements	-	18,400	-	-	-	-	-	18,400
Investments	15,241	38,055	4,487	69,689	16,632	8,502	15,583	168,189
Loans	256,679	36,928	1,425	15,510	9,973	1,079	184,609	506,203
Accrued interest receivable	-	-	-	-	-	3,410	-	3,410
Customers' liability under acceptances	-	-	-	-	-	597	-	597
Accrued income receivable	-	-	-	-	-	1,950	-	1,950
Other assets	-	-	-	-	-	138	-	138
Total Financial Assets	275,678	147,991	37,047	85,329	26,605	30,290	201,195	804,135
Financial Liabilities								
Deposits	282,026	304,025	26,171	12,739	-	26,432	-	651,393
Interbank and money market Items	1,522	174	2,023	-	-	1,974	-	5,693
Liabilities payable on demand	-	-	-	-	-	3,423	-	3,423
Borrowings	-	-	-	20,000	28,556	-	-	48,556
Bank's liability under Acceptances	-	-	-	-	-	597	-	597
Accrued interest payable	-	-	-	-	-	3,030	-	3,030
Other liabilities	-	-	-	-	-	884	-	884
Total Financial Liabilities	283,548	304,199	28,194	32,739	28,556	36,340	-	713,576
On-balance sheet items	(7,870)	(156,208)	8,853	52,590	(1,951)	(6,050)	201,195	90,559
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	220,727	-	220,727
Cross currency swaps	-	-	-	627	-	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	-	11,559
Total off-balance sheet items	-	8,648	-	3,538	-	220,727	-	232,913

(Million Baht)

The Bank

2003

	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Years	Non-interest Bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	18,699	-	18,699
Interbank and money market items	1,461	7,830	83,801	60	-	11,503	588	105,243
Securities purchased under resale agreements	-	31,710	-	-	-	-	-	31,710
Investments	15,012	19,598	26,442	58,499	5,450	15,649	1,256	141,906
Loans	306,977	65,971	3,803	32,418	8,069	909	111,943	530,090
Accrued interest receivable	-	-	-	-	-	1,485	-	1,485
Customers' liability under acceptances	-	-	-	-	-	676	-	676
Accrued income receivable	-	-	-	-	-	1,597	-	1,597
Other assets	-	-	-	-	-	2,664	-	2,664
Total Financial Assets	323,450	125,109	114,046	90,977	13,519	53,182	113,787	834,070
Financial Liabilities								
Deposits	340,046	273,617	27,305	8,103	-	36,151	-	685,222
Interbank and money market Items	942	216	1,013	-	-	4,725	-	6,896
Liabilities payable on demand	-	-	-	-	-	7,042	-	7,042
Borrowings	-	39,967	-	-	19,874	-	-	59,841
Bank's liability under acceptances	-	-	-	-	-	676	-	676
Accrued interest payable	-	-	-	-	-	2,564	-	2,564
Other liabilities	-	-	-	-	-	1,532	-	1,532
Total Financial Liabilities	340,988	313,800	28,318	8,103	19,874	52,690	-	763,773
On-balance sheet items	(17,538)	(188,691)	85,728	82,874	(6,355)	492	113,787	70,297
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	243,796	-	243,796
Cross currency swaps	-	158	-	802	-	-	-	960
Interest rate swaps	-	14,271	2,974	-	-	14,779	-	32,024
Credit Default Swap	-	-	-	-	-	792	-	792
Total off-balance sheet items	-	14,429	2,974	802	-	259,367	-	277,572

(Million Baht)

	The Bank							
	2002							
	Immediate Repricing	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Years	Non-interest Bearing	Stop accrued	Total
Financial Assets								
Cash	-	-	-	-	-	9,764	-	9,764
Interbank and money market Items	3,686	54,608	31,135	130	-	4,855	1,003	95,417
Securities purchased under resale agreements	-	18,400	-	-	-	-	-	18,400
Investments	15,240	37,666	4,487	69,501	16,632	14,197	1,258	158,981
Loans	256,679	66,148	1,425	15,510	9,973	1,079	145,711	496,525
Accrued interest receivable	-	-	-	-	-	1,934	-	1,934
Customers' liability under Acceptances	-	-	-	-	-	597	-	597
Accrued income receivable	-	-	-	-	-	1,884	-	1,884
Other assets	-	-	-	-	-	120	-	120
Total Financial Assets	275,605	176,822	37,047	85,141	26,605	34,430	147,972	783,622
Financial Liabilities								
Deposits	282,154	304,025	26,171	12,739	-	26,911	-	652,000
Interbank and money market Items	1,522	174	2,023	-	-	1,974	-	5,693
Liabilities payable on demand	-	-	-	-	-	3,423	-	3,423
Borrowings	-	-	-	20,000	28,556	-	-	48,556
Bank's liability under acceptances	-	-	-	-	-	597	-	597
Accrued interest payable	-	-	-	-	-	3,030	-	3,030
Other liabilities	-	-	-	-	-	621	-	621
Total Financial Liabilities	283,676	304,199	28,194	32,739	28,556	36,556	-	713,920
On-balance sheet items	(8,071)	(127,377)	8,853	52,402	(1,951)	(2,126)	147,972	69,702
Off-balance sheet items								
Forward exchange contracts	-	-	-	-	-	220,727	-	220,727
Cross currency swaps	-	-	-	627	-	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	-	11,559
Total off-balance sheet items	-	8,648	-	3,538	-	220,727	-	232,913

2. Foreign exchange risk

Foreign exchange risk is the risk that occurs from changes in exchange rates which may affect the value of the Bank's financial instruments or may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's assets and liabilities.

The Bank engages in foreign exchange related transactions, which may create foreign exchange risk. However, the Bank believes that such risk is low, as most foreign currency transactions are protected by customers' underlying transactions. The Bank's policy is to minimize foreign exchange risk by closing its foreign exchange position on a daily basis. Management of foreign exchange risk is under the supervision of the Asset and Liability Management Sub-Committee.

The Bank and its subsidiaries' foreign currency position, as of December 31, 2003 and 2002 were as follows:

(Million Baht)

	Consolidated					
	2003					
	Currency					
	US Dollars	Yen	Pounds	Euro	Others	Total
Assets						
Cash	92	9	6	72	36	215
Interbank and money market items - net	101,526	21	10	49	52	101,658
Investments - net	25,885	333	-	-	-	26,218
Loans and accrued interest receivables - net	17,943	861	123	1,182	431	20,540
Accrued income receivables	304	3	-	-	-	307
Other assets	87	-	1	-	-	88
Total assets	145,837	1,227	140	1,303	519	149,026
Liabilities						
Deposits	2,061	259	40	155	46	2,561
Interbank and money market items	449	31	2	8	499	989
Borrowing	7,874	-	-	-	-	7,874
Accrued interest payables	236	-	-	-	-	236
Other liabilities	43	9	16	10	31	109
Total liabilities	10,663	299	58	173	576	11,769
Foreign currency position of on-balance items-net	135,174	928	82	1,130	(57)	137,257
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(135,824)	(915)	(62)	(1,094)	(324)	(138,219)

(Million Baht)

	Consolidated					
	2002					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	80	14	8	91	36	229
Interbank and money market items - net	86,792	-	2	41	58	86,893
Investments - net	32,773	324	-	-	-	33,097
Loans and accrued interest receivables - net	17,695	677	174	711	368	19,625
Accrued income receivables	477	3	-	-	-	480
Other assets	62	3	-	-	5	70
Total assets	137,879	1,021	184	843	467	140,394
Liabilities						
Deposits	1,855	224	34	111	28	2,252
Interbank and money market items	116	78	8	38	204	444
Borrowing	8,589	-	-	-	-	8,589
Accrued interest payables	258	-	-	-	-	258
Other liabilities	260	10	2	5	41	318
Total liabilities	11,078	312	44	154	273	11,861
Foreign currency position of on-balance items-net	126,801	709	140	689	194	128,533
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(121,326)	(1,021)	(157)	(726)	(597)	(123,827)

(Million Baht)

The Bank

2003

	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	92	9	6	72	36	215
Interbank and money market items - net	101,526	21	10	49	52	101,658
Investments - net	25,885	333	-	-	-	26,218
Loans and accrued interest receivables - net	17,943	861	123	1,182	431	20,540
Accrued income receivables	304	3	-	-	-	307
Other assets	87	-	1	-	-	88
Total assets	145,837	1,227	140	1,303	519	149,026
Liabilities						
Deposits	2,061	259	40	155	46	2,561
Interbank and money market items	449	31	2	8	499	989
Borrowing	7,874	-	-	-	-	7,874
Accrued interest payables	236	-	-	-	-	236
Other liabilities	43	9	14	10	31	107
Total liabilities	10,663	299	56	173	576	11,767
Foreign currency position of on-balance items-net	135,174	928	84	1,130	(57)	137,259
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(135,824)	(915)	(62)	(1,094)	(324)	(138,219)

(Million Baht)

	The Bank					
	2002					
	Currency					
	US Dollar	Yen	Pounds	Euro	Others	Total
Assets						
Cash	80	14	8	91	36	229
Interbank and money market items - net	86,792	-	2	41	58	86,893
Investments - net	32,773	324	-	-	-	33,097
Loans and accrued interest receivables - net	17,695	677	174	711	368	19,625
Accrued income receivables	477	3	-	-	-	480
Other assets	62	3	-	-	5	70
Total assets	137,879	1,021	184	843	467	140,394
Liabilities						
Deposits	1,855	224	34	111	28	2,252
Interbank and money market items	116	78	8	38	204	444
Borrowing	8,589	-	-	-	-	8,589
Accrued interest payables	258	-	-	-	-	258
Other liabilities	260	10	-	5	41	316
Total liabilities	11,078	312	42	154	273	11,859
Foreign currency position of on-balance items-net	126,801	709	142	689	194	128,535
Off-balance sheet items-net (Forward exchange contracts and cross currency swaps)	(121,326)	(1,021)	(157)	(726)	(597)	(123,827)

3. Equity position risk

Equity position risk is any risk that arises from changes in the price of equities or common stock that may cause volatility in the Bank's earnings or fluctuations in the value of the Bank's financial assets.

The Bank's policy is not to increase its equity investments, but to divest any equity position that is not directly related to its main banking business. The Bank manages and monitors market situations closely in order to acquire supportive information for proper management and retain maximum benefits for the Bank.

Liquidity risk

Liquidity risk is the risk that the Bank may not be able to meet its obligations as they fall due, become of inability to realise its assets or to cover funding requirements at an appropriate price which results in a loss to the Bank.

The Bank manages its liquidity position under the Bank of Thailand's liquidity reserve regulation and other applicable regulations. The Treasury Department is accountable for managing the Bank's liquidity position by providing short-term and long-term funding sources as well as investing in highly liquid assets in both domestic and foreign currencies. The Bank also ensures that its liquidity position is suitable and sufficient for the current and foreseeable market conditions. The Asset and Liabilities Management Sub-Committee supervise management of liquidity risk.

A maturity analysis of financial assets and liabilities and off-balance sheet items as of December 31, 2003 and 2002 were as follows:

(Million Baht)

Consolidated

2003

	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,699	18,699
Interbank and money market items	5,273	88,696	11,490	60	-	1	105,520
Securities purchased under resale agreements	-	31,710	-	-	-	-	31,710
Investments	4,629	19,807	26,815	65,971	16,238	5,831	139,291
Loans	183,956	161,910	11,288	80,232	110,532	-	547,918
Accrued interest receivables	-	2,971	-	-	-	-	2,971
Customers' liability under acceptance	-	676	-	-	-	-	676
Accrued income receivables	-	1,671	-	-	-	-	1,671
Other assets	-	-	-	-	-	2,699	2,699
Total Financial Assets	193,858	307,441	49,593	146,263	126,770	27,230	851,155

(Million Baht)

	Consolidated						
	2003						
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Years	No Maturity	Total
Financial Liablilities							
Deposits	375,921	273,617	27,305	8,103	-	-	684,946
Interbank and money market items	5,842	146	1,113	-	-	-	7,101
Liability payable on demand	7,042	-	-	-	-	-	7,042
Borrowings	-	39,967	-	-	19,874	-	59,841
Bank's liability under accpetances	-	676	-	-	-	-	676
Accrued interest payables	87	777	131	1,238	331	-	2,564
Other liabilities	-	-	-	-	-	1,626	1,626
Total Financial Liabilities	388,892	315,183	28,549	9,341	20,205	1,626	763,796
Liquidity-net	(195,034)	(7,742)	21,044	136,922	106,565	25,604	87,359
Off-balance sheet items							
Avals on bills	-	459	-	-	-	-	459
Letter of indemnity borrowings	393	61	64	788	71	3,701	5,078
Other guarantees	3,381	6,025	5,488	1,823	7	13,337	30,061
Letter of credit	-	9,996	-	-	-	-	9,996
Forward exchange contracts	-	224,101	19,618	77	-	-	243,796
Cross currency swaps	-	-	-	960	-	-	960
Interest rate swaps	-	-	11,332	17,148	3,544	-	32,024
Credit Default Swap	-	-	-	792	-	-	792
Total off-balance sheet items	3,774	240,642	36,502	21,588	3,622	17,038	323,166

(Million Baht)

	Consolidated						
	2002						
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	9,764	9,764
Interbank and money market items	8,280	55,450	31,134	251	198	171	95,484
Securities purchased under resale agreements	-	18,400	-	-	-	-	18,400
Investments	10,085	40,798	5,537	72,833	31,030	7,906	168,189
Loans	211,370	120,456	5,477	74,385	94,515	-	506,203
Accrued interest receivables	-	3,410	-	-	-	-	3,410
Customers' liability under acceptances	-	597	-	-	-	-	597
Accrued income receivables	-	1,950	-	-	-	-	1,950
Other assets	-	-	-	-	-	138	138
Total Financial Assets	229,735	241,061	42,148	147,469	125,743	17,979	804,135
Financial Liabilities							
Deposits	308,458	304,025	26,171	12,739	-	-	651,393
Interbank and money market items	3,496	174	2,023	-	-	-	5,693
Liability payable on demand	3,423	-	-	-	-	-	3,423
Borrowings	-	-	-	20,000	8,589	19,967	48,556
Bank's liability under acceptances	-	597	-	-	-	-	597
Accrued interest payables	-	2,641	197	192	-	-	3,030
Other liabilities	-	-	-	-	-	884	884
Total Financial Liabilities	315,377	307,437	28,391	32,931	8,589	20,851	713,576
Liquidity-net	(85,642)	(66,376)	13,757	114,538	117,154	(2,872)	90,559
Off-balance sheet items							
Avals on bills	-	261	-	-	-	-	261
Letter of indemnity borrowings	433	57	56	723	287	4,774	6,330
Other guarantees	3,187	5,559	5,576	2,194	6	12,139	28,661
Letter of credit	-	8,876	-	-	-	-	8,876
Forward exchange contracts	-	209,069	11,442	216	-	-	220,727
Cross currency swaps	-	-	-	627	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	11,559
Total off-balance sheet items	3,620	232,470	17,074	6,671	293	16,913	277,041

(Million Baht)

	The Bank						
	2003						
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	18,699	18,699
Interbank and money market items	5,081	88,611	11,490	60	-	1	105,243
Securities purchased under resale agreements	-	31,710	-	-	-	-	31,710
Investments	803	19,322	26,723	65,689	14,522	14,847	141,906
Loans	171,920	179,822	10,172	76,501	91,675	-	530,090
Accrued interest receivables	-	1,485	-	-	-	-	1,485
Customers' liability under acceptances	-	676	-	-	-	-	676
Accrued income receivables	-	1,597	-	-	-	-	1,597
Other assets	-	-	-	-	-	2,664	2,664
Total Financial Assets	177,804	323,223	48,385	142,250	106,197	36,211	834,070
Financial Liabilities							
Deposits	376,197	273,617	27,305	8,103	-	-	685,222
Interbank and money market items	5,667	216	1,013	-	-	-	6,896
Liability payable on demand	7,042	-	-	-	-	-	7,042
Borrowings	-	39,967	-	-	19,874	-	59,841
Bank's liability under acceptances	-	676	-	-	-	-	676
Accrued interest payables	87	777	131	1,238	331	-	2,564
Other liabilities	-	-	-	-	-	1,532	1,532
Total Financial Liabilities	388,993	315,253	28,449	9,341	20,205	1,532	763,773
Liquidity-net	(211,189)	7,970	19,936	132,909	85,992	34,679	70,297
Off-balance sheet items							
Avals on bills	-	459	-	-	-	-	459
Letter of indemnity borrowings	393	61	64	788	71	3,701	5,078
Other guarantees	3,381	5,971	5,490	1,823	7	13,337	30,009
Letter of credit	-	9,996	-	-	-	-	9,996
Forward exchange contracts	-	224,101	19,618	77	-	-	243,796
Cross currency swaps	-	-	-	960	-	-	960
Interest rate swaps	-	-	11,332	17,148	3,544	-	32,024
Credit Default Swap	-	-	-	792	-	-	792
Total off-balance sheet items	3,774	240,588	36,504	21,588	3,622	17,038	323,114

(Million Baht)

	The Bank						
	2002						
	At call	Less than 6 months	6 months to 1 Year	Over 1 Year	Over 5 Years	No Maturity	Total
Financial Assets							
Cash	-	-	-	-	-	9,764	9,764
Interbank and money market items	8,213	55,450	31,134	251	198	171	95,417
Securities purchased under resale agreements	-	18,400	-	-	-	-	18,400
Investments	722	39,800	5,429	71,636	27,793	13,601	158,981
Loans	187,504	148,680	5,268	72,409	82,664	-	496,525
Accrued interest receivables	-	1,934	-	-	-	-	1,934
Customers' liability under acceptances	-	597	-	-	-	-	597
Accrued income receivables	-	1,884	-	-	-	-	1,884
Other assets	-	-	-	-	-	120	120
Total Financial Assets	196,439	266,745	41,831	144,296	110,655	23,656	783,622
Financial Liabilities							
Deposits	309,065	304,025	26,171	12,739	-	-	652,000
Interbank and money market items	3,496	174	2,023	-	-	-	5,693
Liability payable on demand	3,423	-	-	-	-	-	3,423
Borrowings	-	-	-	20,000	8,589	19,967	48,556
Bank's liability under acceptances	-	597	-	-	-	-	597
Accrued interest payables	-	2,641	197	192	-	-	3,030
Other liabilities	-	-	-	-	-	621	621
Total Financial Liabilities	315,984	307,437	28,391	32,931	8,589	20,588	713,920
Liquidity-net	(119,545)	(40,692)	13,440	111,365	102,066	3,068	69,702
Off-balance sheet items							
Avals on bills	-	261	-	-	-	-	261
Letter of indemnity borrowings	433	57	56	723	287	4,774	6,330
Other guarantees	3,187	5,559	5,576	2,194	6	12,139	28,661
Letter of credit	-	8,876	-	-	-	-	8,876
Forward exchange contracts	-	209,069	11,442	216	-	-	220,727
Cross currency swaps	-	-	-	627	-	-	627
Interest rate swaps	-	8,648	-	2,911	-	-	11,559
Total off-balance sheet items	3,620	232,470	17,074	6,671	293	16,913	277,041

Fair value

Fair value is the estimated value that the Bank and its subsidiaries could receive from the sale of financial assets, or the estimated cost of redeeming their financial liabilities. Fair values are based on market value, or estimated values derived from using general market principles of calculation.

The following is a summary of carrying amounts and estimated fair values of financial assets and liabilities and off-balance sheet items as of December 31, 2003 and 2002.

(Million Baht)

	Consolidated			
	2003		2002	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	18,699	18,699	9,764	9,764
Interbank and money market items - net	104,922	104,922	94,840	94,840
Securities purchased under resale agreements	31,710	31,710	18,400	18,400
Investments - net	135,254	201,063	164,863	166,095
Loans and accrued interest receivables - net	483,355	483,355	429,108	429,108
Customers' liability under acceptances	676	676	597	597
Accrued income receivable	1,671	1,671	1,950	1,950
Other assets	2,699	2,699	138	138
Total Financial Assets	778,986	844,795	719,660	720,892
Financial Liabilities				
Deposits	684,946	684,946	651,393	651,393
Interbank and money market items	7,101	7,101	5,693	5,693
Liabilities payable on demand	7,042	7,042	3,423	3,423
Borrowings	59,841	60,930	48,556	49,791
Bank's liability under acceptances	676	676	597	597
Accrued interest payable	2,564	2,564	3,030	3,030
Other liabilities	1,626	1,626	884	884
Total Financial Liabilities	763,796	764,885	713,576	714,811
Off-balance sheet items				
Forward exchange contracts	243,796	2,733	220,727	(1,114)
Cross currency swaps	960	(38)	627	(30)
Interest rate swaps	32,024	62	11,559	38
Total off-balance sheet items	276,780	2,757	232,913	(1,106)

(Million Baht)

	The Bank			
	2003		2002	
	Carrying Amount	Fair value	Carrying Amount	Fair value
Financial Assets				
Cash	18,699	18,699	9,764	9,764
Interbank and money market items - net	104,644	104,644	94,773	94,773
Securities purchased under resale agreements	31,710	31,710	18,400	18,400
Investments - net	140,765	206,599	158,768	159,994
Loans and accrued interest receivables - net	482,258	482,258	440,092	440,092
Customers' liability under acceptances	676	676	597	597
Accrued income receivable	1,598	1,598	1,884	1,884
Other assets	2,664	2,664	120	120
Total Financial Assets	783,014	848,848	724,398	725,624
Financial Liabilities				
Deposits	685,222	685,222	652,000	652,000
Interbank and money market items	6,896	6,896	5,693	5,693
Liabilities payable on demand	7,042	7,042	3,423	3,423
Borrowings	59,841	60,930	48,556	49,791
Bank's liability under acceptances	676	676	597	597
Accrued interest payable	2,564	2,564	3,030	3,030
Other liabilities	1,532	1,532	621	621
Total Financial Liabilities	763,773	764,862	713,920	715,155
Off-balance sheet items				
Forward exchange contracts	243,796	2,733	220,727	(1,114)
Cross currency swaps	960	(38)	627	(30)
Interest rate swaps	32,024	62	11,559	38
Total off-balance sheet items	276,780	2,757	232,913	(1,106)

The following methods and assumptions were used by the Bank in estimating fair values of financial assets and liabilities as disclosed herein:

The fair values of cash, interbank and money market items (assets and liabilities), securities purchased under resale agreements, customers' liability under acceptances, liabilities payable on demand, securities sold under repurchase agreements, bank's liabilities under acceptances and accrued interest payables are stated at their carrying values at the reporting date.

The fair values of held-for-trading investments, available-for-sale investments and held-to-maturity investments are

The fair value of general investments is stated at cost, net of allowance for their impairment.

The fair values of loans and accrued interest receivables are based on the carrying values of loans and accrued interest receivables, net of allowance for doubtful accounts since most loans are floating rate ones.

The carrying values of deposits usually approximate fair values, except for negotiable certificates of deposit (NCD) for which fair value is calculated by using the expected yield on borrowings.

The fair values of borrowings are estimated by using market values.

Derivatives

The Bank enters into derivative transactions for the following main reasons:

1. Hedging of the Bank's exposure to financial risks.

   Hedgings activities are designed to reduce or eliminate exchange rate and/or interest rate risk related to the Bank's financial assets, liabilities, contingent accounts or expected transactions in the future.

   Derivatives undertaken for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk on derivatives transactions by using procedures similar to those used when granting general loans.

2. Hedging of the customer's exposure to financial risks.

   At the request of a customer, the Bank will enter into certain derivative contracts in order for customers to hedge financial risk. The Bank uses appropriate hedging tools to take advantage of price differences or net market price changes.

   The derivatives used for this purpose are Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The market risk of derivative transactions used to hedge the customer's exposure comprises exchange rate risk and interest rate risk. To minimize risks, the Bank's policy is to conduct full-amount hedges with customers or counterparties. The Bank controls credit risk and liquidity risk by using procedures to those used when granting general loans.

3. Trading Purposes

   The objective of derivatives for trading purposes is to take advantage of price movement in the short-term market.

   Derivatives used for this purpose include Forward Exchange Contracts, Cross Currency Swaps and Interest Rate Swaps.

   The Bank controls credit risk and liquidity risk by using procedures similar to those used when granting general loans.

38 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the year ended December 31, 2002 have been reclassified to conform with the presentation in the financial statements for the year ended December 31, 2003.